VIA EDGAR

July 17, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C.  20549

Re:	Smart Balance, Inc.
Form 10-K for the year ended December 31, 2008 Filed February 27, 2009 and
Definitive Proxy Statement Filed April 9, 2009
SEC File No.:  001-33595

Dear Mr. Schwall:

The following information is furnished in response to the comments in your letter dated July 1, 2009.  Both the comments and the Company’s responses thereto are provided below for your convenience.  We have attached a draft Form 10-K/A to this letter in response to your comments as Exhibit A, which is marked to reflect only those changes made to the items in the Company’s Form 10-K that are being amended in the Form 10-K/A in order to expedite the Staff’s review.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
We believe it will be necessary for you to amend your filing to comply with the following comment.  Since an amendment will be required, we ask that you also amend your filing to comply with prior comments 1 and 6.  In addition, please clarify your disclosure in Note 2 with the information you provided in your response to comply with prior comment 7.

Response:  The Company will amend its Form 10-K for the year ended December 31, 2008 in order to address prior comments 1, 6 and 7.  We have addressed the comments as follows:

•	Comment 1: We have corrected the Commission File Number indicated on the cover page of the attached Form 10-K/A.

•
Comment 6:  We have expanded our disclosure of our report on internal control over financial reporting to provide the statement required by Item 308(a)(2) of Regulation S-X.  Please see the top of page 18 of the attached Form 10-K/A under the italicized heading “Internal Control Over Financial Reporting” for the revised disclosure.

Mr. H. Roger Schwall
July 17, 2009

•
Comment 7:  We have clarified our previous disclosure in Note 2, beginning on page F-9 under the Company’s purchase price allocation table, to provide the information previously disclosed to the Staff in response to prior comment 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Discussion of Results on an Operating Basis, page 26

2.
We have read your response to prior comment 4 in which you requested not to amend your filing because you believe that your MD&A presentation of results on an “operating basis” is the most meaningful, clear, concise and understandable method for investors to compare the operating performance of GFA period to period.  Further, you requested not to amend your filing to include audited financial statements of GFA, the predecessor entity, because you believe that this information would not provide investors with any additional relevant information that was not already reflected in your prior filings.

We have consulted with our Division’s Office of the Chief Accountant, and we believe that it will be necessary for you to amend your filing to provide audited predecessor financial information for all periods presented in your annual report up to the date of the acquisition as required by Rule 3-02 of Regulation S-X.  Your annual report is otherwise considered materially deficient without these financial statements.  We do not waive the requirement for financial statements of a predecessor.  As indicated in our prior comment, your selected financial data should also reflect similar predecessor financial information for all periods presented.  In MD&A, you should discuss and analyze your historical results along with those of your predecessor.

Response:  The Company will amend its Form 10-K in order to provide audited predecessor financial information for GFA for all periods presented in our annual report up to the date of the acquisition as required by Rule 3-02 of Regulation S-X and to include selected financial data and MD&A for GFA for the required periods.

We have addressed this comment in the attached Form 10-K/A as follows:

•	GFA Audited Financial Statements: For the audited financial statements of GFA for 2006 and for 2007 up and until the date of the GFA merger, see pages F-26 through F-42.

•	GFA Selected Financial Data: For the selected financial data of GFA, page 4 under the italicized heading “GFA”.

Mr. H. Roger Schwall
July 17, 2009

•	GFA MD&A Discussion. For a discussion of the historical results of GFA, see pages 9-11 under the bolded headings “GFA Results of Operations” and “GFA Cash Flows”.

Additionally, if you elect to present a supplemental non-GAAP discussion of operating results in your MD&A, then it must be presented in a format complying with Article 11 of Regulation S-X.  This means that it would not be appropriate to back out charges related to employee stock compensation, DD&A, and pre-acquisition overhead costs.  However, you should pro forma similar DD&A into 2006.  You will also need to discuss the costs incurred in 2007 and 2008 that were dissimilar to any costs incurred by GFA when it was a private entity.

Response:  The Company has elected not to include supplemental non-GAAP information in its amended Form 10-K filing.  In accordance therewith, the Company has eliminated all disclosures regarding the non-comparability of prior periods.

In this regard, tell us the consideration that you have given to continuing to make sales under your existing shelf registration statement on Form S-3 (333-147753) and your three registration statements on Form S-8 (333-156341, 333-156338 and 333-147734).

Response:  The Company has not made any primary sales under the registration statements referenced above since the reciept of the Staff’s Comment letter dated May 21, 2009.  Furthermore, the Company will not make any primary sales under the registrations statements until the filing of the attached Form 10-K/A.

Definitive Proxy Statement on Schedule 14A Filed April 9, 2009

Base Salary, page 17

3.
We note your response to our prior comment five and the list of factors considered in making base salary adjustments for your named executive officers.  Please explain the specific factors considered in granting an increase in salary to Mr. Konzelmann.

Response:  In making the decision to increase the salary of Mr. Konzelmann, we considered the following factors: (i) that Mr. Konzelmann’s position as Principal Accounting Officer of the Company requires a great deal of responsibility and expertise in the general area of financial reporting and accounting; (ii) that Mr. Konzelmann has made a strong impact and contribution to the Company by providing accounting expertise to the Company with respect to a very complex merger transaction with GFA; (iii) that the retention of Mr. Konzelmann was vital to the Company due to his talent and experience relating to accounting and, in particular, the complex accounting caused by the GFA merger; (iv) that Mr. Konzelmann is responsible for an accounting department of 8 people who have largely been hired following the GFA merger; and (v) Mr. Konzelmann’s base salary.

************************************************

Mr. H. Roger Schwall
July 17, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions, please contact Norman Matar, General Counsel, at 201-421-3932 or me at 201-421-3916.

Sincerely,

/s/ Alan S. Gever

Executive Vice President and
   Chief Financial Officer

CC:	Linda Kelso, Foley & Lardner LLP
Michael Kirwan, Foley & Lardner LLP
John Wolfel, Foley & Lardner LLP

EXHIBIT A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 10-K/A
Amendment No. 1

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission file number 001-33595

SMART BALANCE, INC.
(Name of issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-2949397 (I.R.S. Employer Identification No.)

115 West Century Road – Suite 260 Paramus, New Jersey (Address of principal executive offices)	07652 (Zip Code)

(201) 568-9300
(Issuer’s telephone number, including area code)
Securities registered under Section 12(b) of the Act:

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 par value per share

 (Title Of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐        No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes  ☐        No  ☒

Indicate by check mark whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒        No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐        No  ☒

The aggregate market value of the outstanding common stock, other than shares held by persons who may be deemed affiliates of the registrant, computed by reference to the closing sales price for the Registrant’s Common Stock on June 30, 2008 ($7.21), as reported on the Nasdaq Global Market was approximately $194 million.

As of February 25, 2009, there were 62,630,683 shares of common stock, par value $.0001 per share, of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant’s proxy statement in connection with its 2009 Annual Meeting of Stockholders are incorporated by reference in Part III.

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”) to (i) include the audited financial statements of GFA Holdings, Inc. and subsidiary (“GFA”), the Registrant’s predecessor, for the period from January 1, 2007 to May 20, 2007 and for the year ended December 31, 2006; (ii) amend Item 6 in order to include the selected financial data for GFA; (iii) amend Item 7 in order to provide information regarding the results of operations of GFA and to eliminate the Registrant’s discussion of combined results on an operating basis for the Registrant and GFA; (iv) amend Item 9A in order to include a revised report on the Registrant’s Internal Control Over Financial Reporting; and (v) amend Note 2, “Merger with GFA”, contained in the notes to Smart Balance, Inc. and subsidiary’s audited financial statements.

Because the Registrant has amended the Form 10-K as described above, a currently-dated consent from Ehrhardt Keefe Steiner & Hottman PC has been provided, which is required to be filed by the SEC pursuant to Item 601(b)(23) of Regulation S-K.  In addition, because the Registrant has amended the Form 10-K to provide the audited financial statements of GFA, a consent from McGladrey & Pullen, LLP has been provided.

Pursuant to the rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) Rule 12b-15, the Registrant has also amended the Form 10-K to provide currently-dated certifications from the Registrant’s chief executive officer and chief financial officer, as required by Exchange Act Rule 13a-14(a) or Rule 15d-14(a), as adopted under Section 302 of the Sarbanes-Oxley Act of 2002, and Section 1350 of Title 18 of the United States Code, as adopted under Section 906 of the Sarbanes-Oxley Act of 2002.

Except for the items mentioned above, this Amendment No. 1 does not amend the Registrant’s previously filed Form 10-K and only includes the items mentioned above.

i

TABLE OF CONTENTS

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information in this annual report constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe that communicating our expectations to our stockholders is important. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations we describe in our forward-looking statements, including, among other things, our ability to:

•	raise prices as fast as commodity costs increase;

•	introduce and expand distribution of new products;

•	meet marketing and infrastructure needs;

•	meet long-term debt covenants; and

•	continue to grow net sales in a competitive environment with rising costs and an increasingly price sensitive consumer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

PART II

Item 6.      Selected Historical Financial Information

Smart Balance, Inc and Subsidiary

The following is a summary of selected financial data of the Smart Balance, Inc. and subsidiary (the “Company”) for the period from May 31, 2005 (inception) to December 31, 2008, which should be read in conjunction with the audited financial statements of the Company and the notes thereto, including the description of the merger with GFA Holdings, Inc., the parent company of GFA Brands, Inc. (collectively, “GFA”) included in Note 2 and our change in accounting principle discussed in Note 15:

	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007(1)	Twelve months ended December 31, 2006	May 31, 2005 (inception) to December 31, 2005
Net sales	$221,871,912	$111,038,295	$-	$-
Cost of goods sold	126,903,498	58,715,013	-	-
Gross profit	94,968,414	52,323,282	-	-
Operating expenses:
Marketing	33,286,061	15,118,184	-	-
Selling	17,671,462	12,268,066	-	-
General and administrative	38,317,244	17,931,109	-	-
Expenses settled with Founders’ stock	-	-	-	2,359,856
Performance based shares released from escrow	-	18,455,815	-	-
Formation and operating costs	-	-	1,924,602	109,554
Total operating expenses	89,274,767	63,773,174	1,924,602	2,469,410
Operating profit (loss)	5,693,647	(11,449,892)	(1,924,602)	(2,469,410)
Other income (expense):
Interest income	291,949	2,449,614	4,220,026	23,742
Interest expense	(9,049,019)	(9,677,881)	-	-
(Loss) gain on derivative liability	(5,132,231)	(45,556,199)	(15,266,445)	1,808,566
Other income (expense), net	(2,335,752)	(1,019,607)	-	-
Total other income (expense)	(16,225,053)	(53,804,073)	(11,046,419)	1,832,308
Loss before income taxes	(10,531,406)	(65,253,965)	(12,971,021)	(637,102)
Provision (benefit) for income taxes	(3,563,553)	(705,897)	808,140	-
Net loss	$(6,967,853)	$(64,548,068)	$(13,779,161)	$(637,102)
Less: Unpaid dividends on cumulative preferred stock	$-	$37,159,011	$-	$-
Net loss available for common shares	$(6,967,853)	$(101,707,079)	$(13,779,161)	$(637,102)
Net loss per share - basic and diluted	$(0.11)	$(4.12)	$(0.96)	$(0.16)
Weighted average shares outstanding - basic and diluted	62,523,742	24,667,344	14,355,945	4,025,031
_______________________________
(1)  The Company acquired GFA on May 21, 2007.

	December 31, 2008	December 31, 2007(1)	December 31, 2006	December 31, 2005
Balance sheet data:
Cash and cash equivalents	$5,492,330	$37,648,754	$569,142	$1,548,609
Investments held in trust - restricted	—	—	101,073,611	98,354,755
Other current assets	26,674,727	28,786,993	1,050,620	377,060
Property and equipment, net	4,300,642	1,805,331	—	—
Goodwill	374,885,923	374,885,923	—	—
Other intangible assets	155,223,243	159,645,634	—	—
Other non-current assets	1,958,736	3,594,387	3,590,790
Total assets	$568,535,601	$606,367,022	$106,284,163	$100,280,424

Current liabilities	$26,017,702	$21,390,568	$8,578,195	$4,489,516
Derivative liabilities	5,132,231	—	32,284,925	17,018,480
Long-term debt	69,504,174	119,504,174	—	—
Other liabilities	161,711	—	—	—
Deferred tax liability	46,268,286	53,293,528	—	—
Total liabilities	147,084,104	194,188,270	40,863,120	21,507,996
Common stock subject to possible conversion	—	—	19,661,116	19,661,116
Deferred interest income	—	—	432,623	—
Series A convertible preferred stock		175,657,474	—	—
Series A convertible preferred stock - par value		1,539	—	—
Common stock – par value	6,263	4,311	1,595	1,595
Additional paid in capital	507,377,418	315,479,759	59,741,972	59,746,819
Retained deficit	(85,932,184)	(78,964,331)	(14,416,263)	(637,102)
Total stockholders’ equity	421,451,497	412,178,752	45,327,304	59,111,312
Total liabilities and stockholders’ equity	$568,535,601	$606,367,022	$106,284,163	$100,280,424
_______________________________
 (1)  The Company acquired GFA on May 21, 2007.

GFA

GFA’s historical information was derived from its audited consolidated financial statements as of and for the period from January 1, 2007 through May 20, 2007, the years ended December 31, 2006 and December 31, 2005 and for the period from February 5, 2004 to December 31, 2004. This information was also derived from combined audited financial statements from GFA’s predecessor companies, New Industries Corporation and Fitness Foods, Inc. for the three-month period ended March 31, 2004. The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes of GFA and its predecessor companies. The historical results included below and elsewhere in this document are not indicative of the future performance of GFA.

(in thousands)

	GFA Holdings, Inc.				GFA Holdings, Inc.	Combined Predecessor Companies
	Period from Jan. 1, 2007 to	Year Ended December 31,			Period from Feb. 5, 2004 to	Period from Jan. 1, 2004 to
	May 20, 2007	2006	2005	2004(1)	Dec. 31, 2004(1)	Mar. 31, 2004(1)
				(unaudited) Pro Forma
Consolidated Statement of Operations data:
Net Revenue	$72,442	$158,468	$114,710	$83,999	$66,765	$17,234
Gross Profit	39,721	88,707	67,007	47,195	37,557	9,638
Operating Income (Loss)	(8,952)	24,054	15,275	8,866	6,482	2,384

Selected Balance Sheet data (end of period):
Total assets	$131,111	$118,877	$113,308	$110,927	$110,927	$108,899
Long-term debt, current portion	-	4,725	5,846	13,594	13,594	-
Long-term debt, noncurrent portion	-	-	12,879	19,331	19,331	3,021
Deferred tax liability, noncurrent	7,732	6,801	5,041	1,864	1,864	-

(1)
On February 5, 2004 GFA was organized and on March 31, 2004 it acquired certain assets of New Industries Corporation, formerly known as GFA Brands, Inc. (an Ohio corporation), referred to as “GFA Ohio.”  Also on March 31, 2004 GFA issued 100,000 shares of common stock to Fitness Foods, Inc. (“FFI”) in exchange for certain of FFI’s assets as part of a contribution agreement between FFI and GFA.  The audited results for the period from January 1, 2004 through March 31, 2004 are the combined statements for GFA Ohio and FFI before the acquisitions on March 31, 2004.  The results from February 5, 2004 through December 31, 2004 are for GFA.  The pro forma results for the 12 months ended December 31, 2004 are the combined amounts for GFA Ohio and FFI for the period from January 1, 2004 through March 31, 2004 and for GFA from inception, February 5, 2004 through December 31, 2004.  Although GFA was formed on February 5, 2004, it had no operating activity until it acquired the assets of GFA Ohio and FFI on March 31, 2004.

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

Smart Balance, Inc. (“Smart Balance” or the “Company”) was incorporated in Delaware on May 31, 2005 under the name Boulder Specialty Brands, Inc., as a blank check company formed to serve as a vehicle for the acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with a then currently unidentified operating business and/or brand in the consumer food and beverage industry whose net assets constituted at least 80% of our net assets.

The net proceeds from our initial public offering in December 2005 were $99.5 million. Of this amount, approximately $98.4 million (including deferred underwriting discounts and commissions of approximately $3.6 million) was deposited in trust pending our initial business combination. On May 21, 2007, we completed a merger with GFA Brands, Inc. (“GFA”), which owned and marketed the Smart Balance® line of products, among others.

We are providing results of operations for both the Company and for GFA.  The Company’s results of operations are presented for the years ended December 31, 2008, 2007 and 2006.  Results for the year ended December 31, 2007 include the operations of GFA from May 21, 2007.  For GFA, we are providing results of operations for the period from January 1, 2007 to May 20, 2007 and for the year ended December 31, 2006.

You should read this section together with consolidated financial statements including the notes to those financial statements for the periods mentioned above, which are included elsewhere in this report.

Company Overview

We are a consumer food products company that competes primarily in the retail branded food products industry and focuses on providing value-added, functional food products to consumers. Functional food is defined as a food or a food ingredient that has been shown to affect specific functions or systems in the body and may play an important role in disease prevention. We market buttery spreads, popcorn, peanut butter, cooking oil, mayonnaise and other products primarily under the Smart Balance® trademark. In the natural food channel, we sell similar natural and organic products under the trademark Earth Balance® trademark. Our trademarks are of material importance to our business and are protected by registration or other means in the United States and a number of international markets.  Our buttery spreads business, marketed under Smart Balance®, Earth Balance®, SmartBeat® and Nucoa®, is by far the most developed product segment and accounted for approximately 75% of 2008 sales.

Our products are sold in all 50 states, with little international sales presence. We sell our products in mass merchandise, grocery, natural food and club stores throughout the U.S, with a majority of products sold through supermarket chains and food wholesalers.  Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 20% of consolidated net sales for the year ended December 31, 2008.

Approximately 73% of our sales utilize a proprietary licensed, patented technology that enhances good-to-bad cholesterol ratios, uses no hydrogenated or partially hydrogenated oils and has only trace amounts of trans fats.  In 1996, Brandeis University licensed to GFA certain technology relating to the use of a balanced proportion of saturated and polyunsaturated fatty acids from one or more vegetable oil sources for incorporation in food products to increase HDL and HDL/LDL cholesterol ratio.  Our agreement with Brandeis provides us with an exclusive license to a number of patents until April 7, 2015, at which time the patents will expire. We also have assignment of several patents with a number of our other products.   In 2008 we entered into a long-term agreement with Brandeis to develop new technologies, which, if developed, provides us the option to use in our products.  In addition, we have proprietary trade secrets, technology, know-how processes and other intellectual property rights that are not registered.

Our primary growth strategy is to continue to drive consumer and trade awareness of our brands, increase distribution of our existing products, and continue to launch additional line extensions and new products.  We actively advertise via network and cable TV, radio, coupons, and in-store promotions.  We have also benefited from favorable trends in the food industry regarding the required labeling of trans fats levels in food products and increased consumer awareness of the negative health implications of trans fats in foods.

We outsource production of finished goods to third-party manufacturers.  We do not own or operate any manufacturing facilities.  Outsourcing is designed to allow us to enhance production flexibility and capacity, leverage working capital, and focus our energy and resources on marketing and sales, while substantially reducing capital expenditures and avoiding the complication of managing a production work force. Our buttery spreads are produced by two manufacturers, one of whom has multiple locations.  Most of our other products are each supplied by a separate sole source. In the event of an interruption in supply, we believe we could arrange for additional suppliers to provide the affected products.  While we believe our manufacturers have the capacity to fulfill our current production needs and are willing to increase capacity as we grow, we will monitor capacity, service and costs and will qualify alternative sources of supply as needed.

Our manufacturers supply our products at a price equal to the cost of ingredients and certain packaging plus a contracted toll charge.  Except in unusual circumstances, we provide no raw materials to our manufacturers.  However, we work with our manufacturers to source high quality ingredients at attractive pricing.  The prices paid for raw materials used in our products generally reflect factors such as weather, commodity market fluctuations, currency fluctuations, tariffs, and the effects of governmental agricultural programs. Although the prices of raw materials can be expected to fluctuate as a result of these factors, we believe such raw materials to be in adequate supply and generally available from numerous sources. We also negotiate certain commodities and packaging costs directly with the suppliers.  Manufacturers are required by contract to announce changes in ingredient prices in advance. Toll charges cannot be unilaterally increased by the manufacturers, however, some manufacturers are able to increase toll charges after giving us notice of the increase at least six months in advance. We bear all freight costs associated with shipping finished products.

We use third party distributors and a network of public warehouses to deliver product from our manufacturers to our customers. We rely primarily on one third party distributor to deliver all of our spreads and other refrigerated products. All freight costs associated with shipping finished products are borne by us.

The food industry is highly competitive and numerous multinational, regional and local firms currently compete, or are capable of competing, with us.  Our products compete with branded products as well as generic and private-label products of food retailers, wholesalers and cooperatives. We compete primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising, patent protections and price.  Some competitors may have different profit or strategic objectives than we do.  Substantial advertising and promotional expenditures are required to maintain or improve a brand’s market position or to introduce a new product.  Our largest principal competitors are Unilever, Kraft Foods, and ConAgra Foods, each of whom have substantially greater market presence, longer operating histories, better distribution, more significant customer bases and greater financial, marketing, capital and other resources than us.

Smart Balance, Inc. Results of Operations

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007 and for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

(in millions except per share)	Years Ended December 31,
	2008	2007	2006

Net Sales	$221.9	$111.0	$—
Cost of Goods Sold	126.9	58.7	—
Gross Profit	95.0	52.3	—
Operating Expenses	89.3	63.8	1.9
Operating Income (Loss)	5.7	(11.5)	(1.9)
Other Income (Expenses)	(16.2)	(53.7)	(11.1)
Loss before Income Taxes	(10.5)	(65.2)	(13.0)
Provision (Benefit) for Income Taxes	(3.6)	(0.7)	0.8
Net (Loss)	$(6.9)	$(64.5)	$(13.8)
Net (Loss) available to Common Shares	$(6.9)	$(101.7)	$(13.8)
Net (Loss) Per Common Available Share	$(0.11)	$(4.12)	$(0.96)

Net Sales:

Our net sales for the year ended December 31, 2008 was $221.9 million, which was our first full year of operations.  For the year ended December 31, 2007 our net sales were $111.0 million, which only includes GFA sales made after the acquisition.  We had no net sales in 2006 as we were a blank check company with no operations.

Cost of Goods Sold:

The cost of goods sold for the year ended December 31, 2008 was $126.9 million compared with $58.7 million for the period from May 21, 2007 to December 31, 2007, which only includes GFA cost of goods sold made after the acquisition.  Gross profit, as a percentage of net sales, was 42.8% in 2008, compared to 47.1% in 2007.  Significantly higher commodity costs in 2008 accounted for the decline in gross profit percentage since these costs could not be quickly recovered through price increases.

Operating Expenses:

Total operating expenses, which included selling, marketing and general and administrative expenses, for the year ended December 31, 2008 was $89.3 million compared with $63.8 million for the period from May 21, 2007 to December 31, 2007.  The operating expenses for 2007 only include GFA expenses after the date of acquisition.  Also included in operating expenses were approximately $14.9 million for 2008 and $6.7 million for 2007 of stock-based compensation expense, as determined under Statement of Financial Reporting Standard (SFAS) No. 123R.  In addition, included in 2007 was the costs associated with the release from escrow of the founders’ shares ($18.5 million) after our common stock closed at or above $11.50 for twenty out of thirty trading days.  For the year ended December 31, 2006, we had expenses related to the formation of the Company of $1.9 million.

Operating (Loss):

We had operating income of $5.7 million in 2008 compared with operating losses of $11.5 million and $1.9 million for the years ended December 31, 2007 and 2006, respectively, as a result of the items mentioned above.

Other Income (Expense):

We had other expenses of $16.2 million in 2008 compared with $53.8 million in 2007 and $11.1 million in 2006.  Included in other expenses in 2008 was $5.1 of derivative losses related to the Company’s interest rate swap and net interest expense of $8.8 million.  Included in the results for 2007 was a $45.6 million loss from derivative liabilities compared to a loss in the same period in 2006 of $15.3 million (see “Accounting for Warrants – Derivative Liability” located elsewhere in this Form 10-K). Net interest expense was $8.8 million in 2008 and   $7.2 million in 2007, compared with interest income of $4.2 million in 2006. The increases in net interest expense in 2008 and 2007 were due to the secured debt financing incurred in connection with our acquisition of GFA whereas, in 2006, we had interest income from the investment of the IPO proceeds held in trust during 2006.

Income Taxes:

The provision for income taxes for the year ended December 31, 2008 was a benefit of $3.6 million or 33.8% of pre-tax loss.  The provision for income taxes for the year ended December 31, 2007 was a benefit of $0.7 million compared with a provision of $0.8 million in year ended December 31, 2006. The provision or benefit is based on taxable income, which excludes the losses for derivatives, except for losses related to our interest rate swaps in 2008, and the expenses related to performance based founders’ shares released from escrow, which are not deductible for tax purposes.

Net (Loss):

Our net loss for the year ended December 31, 2008 was $7.0 million compared to a net loss for the year ended December 31, 2007 of $64.5 million and a loss of $13.8 million in the corresponding period in 2006.

Net (Loss) Available to Common Shares:

Our net loss available to common shares in 2008 was $7.0 million or $(0.11) per share.  Our net loss available to common shares in 2007 was $101.7 million, which included a charge of $37.2 million for the accrual of dividends on Series A convertible preferred stock, and was $13.8 million in 2006.  Under the terms of the Series A convertible preferred stock, the holders of such shares were entitled to at least three years of dividends compounded quarterly, which were payable in additional shares,  in the event that we forced the conversion of the shares prior to three years after they were issued.  On January 3, 2008, we forced the conversion of the Series A convertible preferred stock into common shares.  Accordingly, we accrued the value of these shares to be distributed as the dividend earned at December 31, 2007.  For both basic and diluted shares, our loss per common shares for 2007 was $4.12 compared with a loss in 2006 of $0.96.

Smart Balance, Inc. Cash Flows

The following discussion includes the cash flows of GFA, our wholly-owned subsidiary, from May 21, 2007 through December 31, 2008.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007 and for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Cash provided from operating activities in 2008 was $19.1 million compared to $0.7 million in 2007.  This increase was largely due to lower working capital and a full year of operations in 2008 after deducting non-cash charges for stock based compensation of $14.9 million and derivative losses of $5.1 million.

Cash provided from operating activities was $0.7 million for the year ended December 31, 2007 compared to cash provided from operating activities of $2.4 million in the corresponding period in 2006.  For the year ended December 31, 2007, we had a loss of $64.5 million, which included non-cash charges for derivative losses of $45.5 million, $6.7 million for stock based compensation expenses and $18.5 million for performance based founders’ shares released from escrow.  Higher working capital needs in 2007 largely offset the benefit of these non-cash charges including depreciation and deferred income taxes.  For the year ended December 31, 2006, the cash flow provided by operating activities resulted from interest income, which offset operating expenses.

In 2008, cash used for investing activities of $2.6 million was primarily for the purchase of software development costs and equipment.  Cash used in investing activities totaled $388.1 million during the year ended December 31, 2007, which was primarily from our acquisition of GFA of $486.2 million less the decrease of cash held in trust of $101.1 million.  In 2006, we had a net use of $2.7 million, which resulted from the purchase of treasury bills in excess of the proceeds received.

Cash used for financing activities was $48.7 million in 2008 primarily for the repayment of debt of $50.0 million related to the acquisition of GFA.  Cash provided by financing activities was $424.4 million for the year ended December 31, 2007 compared to a use of $0.7 million for 2006.  2007 included the proceeds from the issuance of our common and preferred stock of $107.5 million and $138.5 million, respectively, and the issuance of debt of $160.0 million, all of which was issued in conjunction with our acquisition of GFA.  In addition, in December 2007, we received $76.5 million from the exercise of public warrants, of which approximately $40 million was used to repay debt.  For 2006, the payment of offering costs accounted for the use of cash.

GFA Results of Operations

(in millions)	January 1 to	Year Ended December 31,
	May 20, 2007	2006

Net Sales	$72.4	$158.5
Cost of Goods Sold	32.7	69.8
Gross Profit	39.7	88.7
Operating Expenses	48.7	64.7
Operating Income (Loss)	(9.0)	24.0
Other Income (Expenses)	(0.4)	(1.5)
Income (Loss) before Income Taxes	(9.4)	22.5
Provision (Benefit) for Income Tax	(3.8)	9.1
Net Income (Loss)	$(5.6)	$13.4

Results of Operations for the Period From January 1, 2007 to May 20, 2007

Net revenue for the period from January 1, 2007 to May 20, 2007 was $72.4 million compared to a full year’s results ended December 31, 2006 of $158.5 million.  Cost of goods sold for the period was $32.7 million.  Gross profit as a percentage of revenues decreased slightly from 56.0% for the year ended December 31, 2006 to 54.8% for period from January 1, 2007 to May 20, 2007. This decline was due to slightly higher input costs. Selling, general and administrative expenses (SG&A) were $48.7 million for the period from January 1, 2007 to May 20, 2007 compared to $64.7 million for the full year ended December 31, 2006.  As a percent of net revenue, this represents an increase from 40.8% for the year ended December 31, 2006 to 67.2% for the period from January 1, 2007 to May 20, 2007.  This increase was due entirely to the inclusion of a bonus accrual of approximately $21.8 million as part of the pending merger with Boulder Specialty Brands, Inc. on May 21, 2007. Excluding this amount, SG&A as a percentage of net revenue was 37.2%. Interest expense, which also includes amortization of deferred financing costs, was $1.0 million for the period compared with $2.2 million for the full year ended December 31, 2006.  Interest income, dividend and other income totaled $0.5 million, slightly less than the full year results of 2006.  The $9.4 million loss before taxes, resulting tax benefit of $3.8 million and net loss of $5.6 million for the period primarily reflect the impact of the bonus accrual.

Results of Operations for the Year Ended December 31, 2006

Net Revenue. Net revenue for GFA is comprised mainly of revenue from product brands. In addition, GFA licenses use of some of its patents and derives royalty income. For the year ended December 31, 2006 net revenue was $158.5 million. For the year ended December 31, 2006, royalty income amounted to $263,000. GFA’s increased sales volume was brought about by increased consumer demand for GFA’s core Smart Balance® Buttery Spread products and the introduction of new Smart Balance® products such as peanut butter, popcorn and cooking oil.

Cost of Goods Sold. GFA does not manufacture any of the products it currently sells. It negotiates the production of its products with contract manufacturers. Cost of goods sold includes the cost of the materials the contract manufacturer incurs on GFA’s behalf and a per unit fee the manufacturer charges GFA for production. For the year ended December 31, 2006, cost of goods sold was $69.8 million, or 46.2%. The increase was due to higher costs for soy, canola and palm oil, which are used in the production of GFA’s products.

Selling, General and Administrative. Selling, general and administrative expenses include costs for distribution, advertising, transportation, recruiting, training, human resources, marketing and depreciation. For the year ended December 31, 2006, selling, general and administrative expenses were $64.7 million. Selling, general and administrative expenses decreased as a percentage of revenue for the year ended December 31, 2006 to 40.8%. The increase in total expense was attributable primarily to trade deals and marketing costs, freight and handling charges and management fees. Increased trade deals and marketing costs resulted from an increase in spending on coupons and related redemption costs, including free-standing inserts and in-store promotions. Freight and handling costs increased due to the growth in sales discussed above and also from the utilization of additional third party warehouses around the country to better service customers. The management fee increase was principally due to a performance bonus recorded in the year ended December 31, 2006 in accordance with a transitional services agreement.

Interest Expense. For the year ended December 31, 2006, interest expense was $2.2, though decreasing to 1.4% of net revenue in the year ended December 31. 2006.

Interest, Dividend and Other Income. Interest, dividend and other income was $663,700 for the year ended December 31, 2006. The increase was due to having greater amounts of cash available for investment combined with higher interest rates on investments.

Income Taxes. For the year ended December 31, 2006, income tax expense was $9.1 million. The increase was primarily the result of higher taxable income.

Net Income. Net income for the year ended December 31, 2006 was $13.4 million. As described above, net income growth was driven by increased revenue, which was the result of increased sales volume. This revenue increase was partially offset by a higher percentage increase in cost of goods sold and an increase in selling, general and administrative costs.

GFA Cash Flows

Cash Flows  for the Period From January 1, 2007 to May 20, 2007

Cash provided by operating activities totaled $11.9 million for the period from January 1, 2007 through May 20, 2007.  This was due to a $21.6 increase in accounts payable and accrued expenses which was entirely attributable to a merger-related bonus accrual in the amount of $21.8 million, payable by Boulder Specialty Brands, Inc. as part of the merger agreement. This more than offset a $5.6 million net loss for the period and a $4.8 million increase in prepaid expenses which included the tax benefit associated with the bonus accrual. Trade working capital increased on higher accounts receivable partially offset by a reduction of inventory levels.

Cash provided by investing activities of $7.7 million for the period from January 1, 2007 through May 20, 2007 was primarily attributable to proceeds from the sale of investments of $15.2 million, partially offset by purchases of investments of $7.5 million.

Cash used in financing activities of $4.7 million for the period from January 1, 2007 through May 20, 2007 resulted from repayment of debt.

Cash Flows for the Year Ended December 31, 2006

Cash provided by operating activities totaled $15.9 million for the year ended December 31, 2006 and was generated by business operations, offset primarily by an increase in accounts receivable and inventory. The increase in cash flow from operations was reduced primarily due to the increase of accounts receivable of $1.7 million and the increase in inventory of $2.2 million for the year ended December 31, 2006. Sources of cash included $0.7 million for deferred income taxes, $1.5 million increase in accounts payable and accrued expenses, and $2.8 million increase in amounts due to related party for the year ended December 31, 2006.

Cash used in investing activities totaled $1.2 million for the year ended December 31, 2006, primarily attributable to the purchase of investments.

Cash used in financing activities of $14.0 million for the year ended December 31, 2006 resulted from paying principal on outstanding indebtedness.

Liquidity and Capital Resources

Liquidity:

Our liquidity and capital resource planning is largely dependent on the generation of operating cash flows, which is highly sensitive to changes in demand and to a lesser extent, pricing, for our major products. While changes in key operating costs, such as outsourced production, advertising, promotion and distribution, may adversely affect cash flows, we generate significant cash flows as demand for our products grows. Our principal liquidity requirements are to finance current operations, pay down existing indebtedness and fund future expansion. Currently, our primary source of liquidity requirements to meet these needs is cash generated by operations.

We believe that cash flows generated from operations, existing cash and cash equivalents, and borrowing capacity under the revolving credit facility should be sufficient to finance working capital  requirements for our business for the foreseeable future.  As of December 31, 2008, $20 million was available for borrowing under our revolving credit facility.  Developing and bringing to market other new brands and business opportunities may require additional outside funding, which may require us to seek out additional borrowing arrangements.

Secured Debt Financing:

In conjunction with the GFA merger, on May 21, 2007, the Company entered into a loan arrangement with Banc of America Securities LLC and Bank of America, N.A. for $180 million in secured debt financing consisting of:  (1) a $140 million first lien facility comprised of a $120 million term loan and a $20 million revolver and (2) a second lien facility comprised of a $40 million term loan. The first lien facility is secured by a first lien on all of the Company’s assets and the second lien facility is secured by a second lien on all of the Company’s assets.  Through December 31, 2008, the Company paid a total of $90.5 million, consisting of $60.5 million in principal on its first lien term loan and $30.0 million on its second lien debt.  During the third quarter of 2007, the Company made two quarterly principal payment requirements of $300,000.  During the fourth quarter of 2007, the Company received approximately $76.5 million from the redemption of its public warrants.  The Company used $39.9 million of this amount to prepay the next eight quarterly principal payment requirements of $300,000 and applied the balance against principal on the first lien term loan. During the first quarter of 2008, the Company used $30.0 million of that amount to pay down the second lien debt. During the third and fourth quarters of 2008, the Company prepaid $5.0 million and $15.0 million, respectively, of the first lien debt, using primarily cash flows from operations.  As a result of the prepayments, the Company wrote off approximately $1,450,000 of deferred financing costs, which is included in other income, net for the year ended December 31, 2008 and $1,174,936 for the year ended December 31, 2007.

The term loan of the first lien facility will mature on May 21, 2014 and the revolving loan under the first lien facility will mature on May 21, 2013. The term loan of the second lien facility will mature on November 18, 2014.

The interest rate on the first lien facility is LIBOR plus an applicable margin of 3.25% per annum beginning July 1, 2007.  In accordance with a pricing grid based on the Company’s leverage ratio, the applicable margin was reduced to 3.00% per annum beginning March 28, 2008, which resulted in an interest rate of 4.47% at December 31, 2008. The  interest rate on the second lien facility is LIBOR plus an applicable margin of 6.00% per annum, beginning July 1, 2007, which resulted in an interest rate at December 31, 2008 of 7.47%.

The Company uses interest rate swaps to effectively manage interest rate exposure by locking in the variable interest rate on our debt into a fixed rate of 5.05%.  The Company recognizes the mark-to-market movement of the interest rate swap in income as the rate changes.  Through December 31, 2008, the Company realized a non-cash loss of $5.1 million which represents the present value of the future quarterly interest payments, through the end of the swap agreement of September 30, 2010, based on the difference between the three month LIBOR floating interest at December 31, 2008 and the fixed interest rate of the debt of 5.05% on $80 million notional amount. At the end of each quarter, the Company makes or receives quarterly cash payments based on the actual difference between these two rates. At December 31, 2008, the Company has opted to let the notional amount of the interest rate swap exceed the amount of its debt by approximately $10.5 million assuming that the current interest rate environment would improve allowing the Company to pay off the quarterly swap requirements on more favorable terms.

There is no prepayment penalty for optional prepayments (see above) on the first lien facility and the following penalties for optional prepayments on the second lien facility: 2.00% premium if prepaid the first year; 1.00% premium if prepaid the second year; and no prepayment penalty thereafter. As a result of prepaying $30.0 million of the second lien facility, the Company paid a $0.6 million prepayment penalty, which is included in interest expense for the year ended December 31, 2008.  Mandatory prepayments under the first lien facility include 50% of excess cash flow (as defined in the credit agreement) and 50% of all net cash proceeds from the issuance of additional equity interests by us.  After the first lien facility is re-paid in full, the second lien facility requires mandatory prepayments, which include 50% of excess cash flow (as defined in the credit agreement) and 50% of all net cash proceeds from the issuance of additional equity interests by us.  In addition, the term loan of the first lien facility is subject to quarterly amortization of principal with 1.00% of the initial aggregate advances under such loan to be payable in each of the first six years and the remainder of the initial aggregate advance to be payable in a balloon payment at maturity.

The first and second lien credit facilities can be accelerated upon the occurrence of certain events, including:

•	nonpayment of debt including interest and fees;

•	failure to perform or observe covenants;

•	cross defaults to other indebtedness exceeding $5.0 million;

•	bankruptcy and insolvency; and

•	certain other events.

The first lien credit facility requires that the Company:

•	maintain a ratio of Consolidated EBITDA (as defined in the first lien credit facility) to consolidated cash interest charges of at least 3.00 to 1;

•
a leverage ratio for all Company’s debt which restricts the Company from allowing its total debt to be greater than 3.25 times its Consolidated EBITDA(as defined in the first lien credit facility), stepping down to 2.25 to 1 on December 31, 2009; and

•
a leverage ratio which restricts the Company from allowing its first lien debt to be greater than 2.25 times its Consolidated EBITDA (as defined in the first lien credit facility), stepping down to 1.25 to 1 on December 31, 2009.

The second lien credit facility contains one financial covenant consisting of a leverage ratio for all debt which restricts the Company from allowing its total debt to be greater than 3.75 times its Consolidated EBITDA (as defined in the second lien credit facility), stepping down to 2.75 to 1 on December 31, 2009.  The Company was in compliance with all of its debt covenants at December 31, 2008.

Under the terms of both credit facilities, the Company is precluded from reacquiring its own shares.

Long term debt as of December 31, 2008 is as follows:

First lien term loan	$59,504,174
Second lien term loan	10,000,000
Total Debt:	69,504,174
Less: Current maturities	-
Total long term debt	$69,504,174

The Company is required to pay the following amounts in each of the next four years:

2009	$-
2010	-
2011	-
2012	157,421
Thereafter	69,346,753
Total	$69,504,174

Contractual Obligations

The following table summarizes contractual obligations and borrowings as of December 31, 2008 and the timing and effect that such commitments are expected to have on our liquidity and capital requirements in future periods.  We expect to fund other commitments primarily with operating cash flows generated in the normal course of business.

Contractual Obligations

	Total	Due in less than 1 year	Due 1-3 years	Due 3-5 years	More than 5 years
Building Leases(1)	$3,695,786	$559,349	$1,275,800	$1,132,476	$728,161
Oil and Peanuts Purchase Commitments(2)	38,621,982	38,621,982	—	—	—
Debt Obligations(3)	69,504,174	—	—	787,092	68,717,082
	$111,821,942	$39,181,331	$1,275,800	$1,919,568	$69,445,243
_______________________________
(1) Includes: (i) a lease agreement for the lease of a corporate office facility located in Paramus, NJ with an approximate seven year life with the option to extend the lease for two additional five year terms, and (ii) three lease agreements for the lease of a corporate office facility located in Niwot, Colorado with an approximate five year life with the option to extend each lease for 36 months.

(2) Forward purchase commitments for a portion of the Company’s projected requirement for peanuts and for palm, soy and canola oil.  These commitments may be stated at a firm price, or as a discount or premium from a future commodity market price.  Based on the most recent prices the Company realized, these commitments would total approximately $38.6 million as of December 31, 2008.  The commitments are expected to be liquidated by September 30, 2009.

 (3) For more information on our debt obligations, see the section entitled “Secured Debt Financing” located elsewhere in this report.

Off Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “variable interest entities.”

Supply, Availability and General Risk Conditions

We contract for significant amounts of soy, palm and canola oil products to support the needs of our brands. The price and availability of these commodities directly impacts our results of operations and can be expected to impact our future results of operations. In addition, we contract for the manufacture of our products with several contract manufacturers. Two contract manufacturers produce nearly all of our Smart Balance® buttery spreads products.  Each of those manufacturers produce approximately one-half of the total production and one uses multiple facilities to service the required volume.  We are dependent on these manufacturers for the necessary production capacity in order for us to meet our customer demands.

Seasonality and Quarterly Results

Our business is subject to seasonal fluctuations. Historically, significant portions of  net revenue and profits were, and may continue to be realized during the fourth quarter of our fiscal year, reflecting the holiday baking and cooking season in which several of our products are utilized.  In addition, there are increased sales of these products during the Easter holiday season.  Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Critical Accounting Policies

Revenue Recognition

Revenue is recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon the receipt of product by the customer. The earnings process is complete once the customer order has been placed and approved and the product shipped has been received by the customer. Product is sold to customers on credit terms established on an individual basis. The credit factors used include historical performance, current economic conditions and the nature and volume of the product. The Company offers its customers a variety of sales and incentive programs, including discounts, allowances, coupons, slotting fees, and co-op advertising; such amounts are estimated and recorded as a reduction in revenue. The Company sells their products to customers without the right of return and is not obligated to accept any returns, and has historically not accepted returns.

Goodwill

Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that impairment may have occurred. The impairment analysis for goodwill included a comparison of our carrying value (including goodwill) to our estimated fair value. If the fair value does not exceed its carrying value, then an additional analysis is performed to allocate the fair value to all assets and liabilities as if it had been acquired in a business combination and the fair value was its purchase price. If the excess of the fair value of our identifiable assets and liabilities is less than the carrying value of recorded goodwill, an impairment charge is recorded for the difference.  We completed our impairment analysis at June 30, 2008 with estimated fair value greater than the carrying value of the recorded goodwill.  At December 31, 2008, management reviewed the Company’s fair value compared with its carrying value and does not believe there are any indications of impairment, and thus, we have not recorded an impairment of goodwill.  This review was required since during the second half of 2008 the Company’s market capitalization periodically fell below book value.

Other intangibles

Other intangibles are comprised of both definite and indefinite life intangible assets which are not amortized but are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In assessing the recoverability of indefinite life intangible assets, we will make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, and economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to our future cash flows. In each reporting period, we will also evaluate the remaining useful life of an intangible asset that is not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

We have determined that our Smart Balance® and Earth Balance® trademarks have an indefinite life and these assets are not being amortized. We believe that these trademarks, collectively, will contribute indefinitely to the cash flows of the Company.  Certain other assets acquired, primarily patent technology, have been determined to have definite lives ranging from 10 to 20 years and their costs are being amortized over their expected lives.

We will generally expense legal and related costs incurred in defending or protecting our intellectual property unless we can demonstrate that such costs added economic value to the business enterprise in which case the Company will capitalize such costs as part of intangible assets. The primary consideration in making this determination is whether or not we can legally demonstrate that it has been successful in defending itself against such intellectual property challenges. The second consideration for capitalization will be that such costs have, in fact, increased the economic value of our intellectual property. Legal defense costs which don’t meet the above criteria will be expensed as incurred. Recovery of legal defense costs as part of a settlement agreement will be recorded as a reduction of capitalized legal costs with any excess recorded in income.

Income Taxes

Deferred income taxes are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes.

In January 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The adoption of FIN 48 did not have a material effect on the company’s results of operations or financial condition.

Interest Rate Swaps

We use interest rate swaps to cover exposure to changes in interest rates.  We recognize changes in the fair value of interest rate swaps in earnings in the period when the change occurs.

Forward Purchase Commitments

We enter into forward purchase commitments of projected commodity requirements needed to produce our finished goods.  These commitments are stated at a firm price, or as a discount or premium from a future commodity price and are placed with our manufacturers.

Accounting for Warrants – Derivative Liability

On December 21, 2005, we consummated our offering of 12,760,840 units. Each unit consists of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitled the holder to purchase from the Company one share of its common stock at an exercise price of $6.00. In addition, certain initial shareholders of the Company purchased 1,000,000 warrants for $1.70 per warrant with an exercise price of $6.00 per share.

It was determined that the public warrants were derivative liabilities under the guidance of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” as these warrants could potentially require net cash settlement.  The public warrants began trading separately from the units in January 2006. Consequently, the fair value of these warrants was estimated at the market price of a warrant at each period end. To the extent that the market price increased or decreased, our derivative liabilities also increased or decreased, with a corresponding effect on the Company’s consolidated statement of operations.  The net change in the valuation from December 31, 2006 through the redemption date of $45.6 million was recorded as a non-operating loss.  When the public warrants were exercised, we removed the total derivative liability by reclassifying it to additional paid in capital.

In early October 2007, we notified the warrant holders that the public warrants would be redeemed, effective December 3, 2007 unless exercised.  Almost all of the public warrants were exercised with the Company receiving approximately $76.5 million of cash, which was used to pay down approximately $40 million of debt.

Acquisitions

We have accounted for the GFA acquisition using the purchase method of accounting.  Under the purchase method, our consolidated financial statements reflect the operations of GFA starting from the date of the acquisition, May 21, 2007.  In addition, the assets acquired and liabilities assumed were recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives.  Accordingly, we obtained the assistance of third-party valuation specialists for significant terms.  The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain.

We typically use an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets.  Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product life cycles, economic barriers to entry, a brand’s relative market position and the discount rate applied to the cash flows.  Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Share-Based Compensation Expense

In conjunction with the acquisition of GFA on May 21, 2007, we adopted SFAS 123(R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options based on estimated fair values.  For 2008, employee share-based compensation expense was $14.9 million.

Recently Issued Accounting Pronouncements

In June 2008, the Emerging Issues Tax Force (“EITF”) issued EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock.”  This EITF, which will become effective in the first quarter of 2009, will require that a company which has an instrument that is determined to be a derivative under this guidance to take an initial charge as an adjustment to opening retained earnings and thereafter reflect any adjustment in the market price through the income statement.  The Company has made the determination that the adoption of EITF 07-5 will not have an impact on the Company.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosure about Derivative Instruments and Hedging Activities,” an amendment of FASB No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  SFAS No. 161 requires increased qualitative, quantitative and credit risk disclosures, but does not change the scope or accounting requirements of FASB No. 133.  SFAS No. 161 is effective for financial statements issued and interim periods beginning after November 15, 2008.  The Company is evaluating the impact of this amendment.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141.  SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired, and establishes that acquisition costs will be generally expensed as incurred.  This statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination.  SFAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008.  The adoption of SFAS 141R will not have an impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51.”  SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity.  The SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008.  The adoption of SFAS No. 160 will not have an impact on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.”  SFAS No. 159 provides for an election to expand the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments for financial instruments that otherwise would not be recognized at inception and non-cash warranty obligations where a warrantor is permitted to pay a third party to provide the warranty goods or services. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g., debt issue costs. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company has elected to adopt SFAS No. 159 on an instrument-by-instrument basis effective January 1, 2008.

Item 9A.       Controls and Procedures

Conclusion regarding the effectiveness of disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Principal Financial and Accounting Officers, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on management’s evaluation of our disclosure controls and procedures as of December 31, 2008, our Chief Executive Officer and Principal Financial and Accounting Officers concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control Over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our chief executive officer, chief operating officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 10-K and, as part of their audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Our system of internal control over financial reporting was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States. All internal control systems, no mater how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

During the fiscal quarter ended December 31, 2008, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART IV

Item 15.       Exhibits; Financial Statement Schedules

(a)           Financial Statements and Financial Statement Schedules.

The following financial statements are presented at the end of this report:

•	Smart Balance’s financial statements for the years ended December 31, 2008, 2007 and 2006, together with the report of Ehrhardt Keefe Steiner & Hottman PC;

•	GFA’s financial statements for the period from January 1, 2007 to May 20, 2007, together with the report of Ehrhardt Keefe Steiner & Hottman PC; and

•	GFA’s financial statements for the year ended December 31, 2006, together with the report of McGladrey & Pullen, LLP.

(b)           Exhibits.

Exhibit No.	Description
2.1.1	Agreement and Plan of Merger by and among Boulder Specialty Brands, Inc., BSB Acquisition Co., Inc., GFA Holdings, Inc., and Stockholders’ Representative dated as of September 25, 2006[1]
2.1.2
Letter Agreement dated as of February 15, 2007 between Boulder Specialty Brands, Inc., TSG4, L.P. (as shareholders’ representative), GFA Holdings, Inc., and BSB Acquisition Co., Inc. to amend the Merger Agreement[3]

4.1	Restated Certificate of Incorporation of Smart Balance, Inc.[5]
4.2	Bylaws of Smart Balance, Inc. [2]
10.1	Promissory Note, dated June 21, 2005, issued to Stephen B. Hughes[2]
10.2	Promissory Note, dated June 21, 2005, issued to James E. Lewis[2]
10.3	Form of Registration Rights Agreement among Boulder Specialty Brands, Inc. and the Initial Stockholders[2]
10.4
Form of Founding Director Warrant Purchase Agreement among Boulder Specialty Brands, Inc., Messrs. Stephen B. Hughes and James E. Lewis, certain Directors of Boulder Specialty Brands, Inc. and a Senior Advisor[2]*

10.5	Form of Indemnity Agreement between Boulder Specialty Brands, Inc. and each of its directors and executive officers[2]*
10.6	Form of Non-Compete Agreement between Boulder Specialty Brands, Inc. and each of its officers and directors[2]*
10.7	Promissory Note dated February 15, 2007 executed by Boulder Specialty Brands, Inc. in favor of Stephen B. Hughes[3]
10.8	Securities Purchase Agreement between Boulder Specialty Brands, Inc. and certain investors dated as of September 25, 2006[1]
10.9	Letter Agreement dated as of February 15, 2007 between Boulder Specialty Brands, Inc. and certain investors to amend the Purchase Agreement[3]
10.10
First Lien Credit Agreement dated as of May 21, 2007 among BSB Acquisition Co., Inc., as borrower, Boulder Specialty Brands, Inc., as holdings, Bank of America, N.A., as administrative agent, Swing Line Lender and L/C Issuer, and the other lenders party thereto and Banc of America Securities LLC, as sole lead arranger and sole book manager[5]

Exhibit No.	Description
10.11
Second Lien Credit Agreement dated as of May 21, 2007 among BSB Acquisition Co., Inc., as borrower, Boulder Specialty Brands, Inc., as holdings, Bank of America, N.A., as administrative agent, and the other lenders party thereto and Banc of America Securities LLC, as sole lead arranger and sole book manager[5]

10.12	Form of Registration Rights Agreement between Boulder Specialty Brands, Inc. and certain investors[1]
10.13	Smart Balance, Inc. Stock and Awards Plan[4]*
10.14	Processing and Packaging Agreement dated as of January 7, 2003, by and between GFA Brands, Inc. and Creative Foods LLC[5]
10.15	License Agreement dated as of June 18, 1996, by and between Brandeis University and GFA Brands, Inc.[5]
10.16	Manufacturing Agreement for Margarine and Spreads dated March 2, 2007 by and between GFA Brands, Inc. and Ventura Foods, LLC[5]
10.17	Form of Stock Option Award Agreement[5]*
10.18	Form of Change of Control Agreement[5]*
10.19	Amended and Restated Smart Balance, Inc. Inducement Award Plan[6]
10.20	Amended Form of Stock Option Agreement[7]*
10.21	Amended Form of Change of Control Agreement[7]*
18.1	Preferability Letter from Independent Public Accountants[8]
21.1	Subsidiaries
23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC9
23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC
23.3	Consent of McGladrey & Pullen, LLP
31.1	Certification of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

[1]	Incorporated by reference to our current report on Form 8-K, filed with the SEC on September 27, 2007.
[2]	Incorporated by reference to our registration statement on Form S-1 or amendments thereto (File No. 333-126364).
[3]	Incorporated by reference to our current report on Form 8-K, filed with the SEC on February 16, 2007.
[4]	Incorporated by reference to our Definitive Proxy Statement filed with the SEC on April 27, 2007.
[5]	Incorporated by reference to our current report on Form 8-K filed with the SEC on May 25, 2007.

[6]	Incorporated by reference to our registration statement on Form S-8 or amendments thereto (File No. 333-156338).
[7]	Incorporated by reference to our current report on Form 8-K filed with the SEC on November 6, 2008.
[8]	Incorporated by reference to our quarterly report on Form 10-Q filed with the SEC on May 9, 2008.
[9]	Incorporated by reference to our annual report on Form 10-K filed with the SEC on February 27, 2009.
*	Management remuneration contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized on this ______ day of __________, 2009.

SMART BALANCE, INC.

By:
Stephen B. Hughes
Chairman and Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Smart Balance, Inc:

We have audited the accompanying consolidated balance sheets of Smart Balance, Inc and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008.   We also have audited the Company’s internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report.  Our responsibility is to express an opinion on these financial statements and the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smart Balance Inc, and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, Smart Balance Inc, and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO Criteria.

/s/	Ehrhardt Keefe Steiner & Hottman PC

Denver, Colorado
February 27, 2009

SMART BALANCE, INC. AND SUBSIDIARY
Consolidated Balance Sheets

	December 31,	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$5,492,330	$37,648,754
Accounts receivable, net of allowance of: 2008 - $256,100 and 2007 - $228,871	14,282,956	11,733,117
Accounts receivable - other	691,823	799,470
Inventories	9,322,093	7,202,198
Prepaid taxes	708,828	6,517,833
Prepaid expenses and other assets	1,018,927	1,454,866
Deferred tax asset	650,100	1,079,509
Total current assets	32,167,057	66,435,747
Property and equipment, net	4,300,642	1,805,331
Other assets:
Goodwill	374,885,923	374,885,923
Intangible assets, net	155,223,243	159,645,634
Deferred costs, net	1,737,220	3,519,412
Other assets	221,516	74,975
Total other assets	532,067,902	538,125,944
Total assets	$568,535,601	$606,367,022
Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$24,937,236	$20,355,419
Income taxes payable	1,080,466	1,035,149
Total current liabilities	26,017,702	21,390,568
Long term debt	69,504,174	119,504,174
Derivative liability	5,132,231	-
Deferred tax liability	46,268,286	53,293,528
Other liabilities	161,711	-
Total liabilities	147,084,104	194,188,270
Commitment and contingencies
Stockholders' equity
Series A Convertible Preferred stock, $.0001 par value, 50,000,000 shares authorized; 15,388,889 issued and outstanding, liquidation preference, $175,659,013 (converted on January 3, 2008)	-	175,659,013
Common stock, $.0001 par value, 250,000,000 shares authorized; 62,630,683 (2008) and 43,113,863 (2007) issued and outstanding	6,263	4,311
Additional paid in capital	507,377,418	315,479,759
Retained deficit	(85,932,184)	(78,964,331)
Total stockholders' equity	421,451,497	412,178,752
Total liabilities and stockholders' equity	$568,535,601	$606,367,022

See accompanying notes to the consolidated financial statements

SMART BALANCE, INC. AND SUBSIDIARY
Consolidated Statements of Operations

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

Net sales	$221,871,912	$111,038,295	$-
Cost of goods sold	126,903,498	58,715,013	-
Gross profit	94,968,414	52,323,282	-

Operating expenses:
Marketing	33,286,061	15,118,184	-
Selling	17,671,462	12,268,066	-
General and administrative	38,317,244	17,931,109	-
Performance based shares released from escrow	-	18,455,815	-
Formation and operating costs	-	-	1,924,602
Total operating expenses	89,274,767	63,773,174	1,924,602
Operating Income (loss)	5,693,647	(11,449,892)	(1,924,602)

Other income (expense):
Interest income	291,949	2,449,614	4,220,026
Interest expense	(9,049,019)	(9,677,881)	-
Loss on derivative liability	(5,132,231)	(45,556,199)	(15,266,445)
Other expense, net	(2,335,752)	(1,019,607)	-
Total other income (expense)	(16,225,053)	(53,804,073)	(11,046,419)
Loss before income taxes	(10,531,406)	(65,253,965)	(12,971,021)
(Benefit) provision for income taxes	(3,563,553)	(705,897)	808,140
Net loss	$(6,967,853)	$(64,548,068)	$(13,779,161)

Less: Unpaid dividends on convertible preferred stock	$-	$37,159,011	$-
Net loss available for common shares	$(6,967,853)	$(101,707,079)	$(13,779,161)

Net loss per share - basic and diluted	$(0.11)	$(4.12)	$(0.96)
Weighted average shares outstanding - basic and diluted	62,523,742	24,667,344	14,355,945

See accompanying notes to the consolidated financial statements

SMART BALANCE, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

Cash flows from operating activities
Net (loss)	$(6,967,853)	$(64,548,068)	$(13,779,161)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Depreciation and amortization	6,279,127	4,023,543	-
Deferred income taxes	(6,595,836)	(2,767,763)	(555,283)
Accrued interest receivable in trust	-	-	(117,840)
Stock based compensation	14,895,940	6,689,477	-
Performance based shares released from escrow	-	18,455,815	-
Increase in derivative liabilities	5,132,231	45,556,199	15,266,445
Deferred interest income	-	(432,623)	432,623
Changes in assets and liabilities:
Accounts receivable	(2,549,839)	(619,994)	-
Inventories	(2,119,895)	(2,417,075)	-
Prepaid expenses and other current assets	6,352,591	(3,071,788)	(1,237)
Accounts payable and accrued expenses	4,642,305	(151,162)	1,173,673
Net cash provided by (used in) operating activities	19,068,771	716,561	2,419,220
Cash flows from investing activities
Purchase of GFA	-	(486,228,418)	-
Purchase of property and equipment	(2,920,405)	(1,744,002)	-
Purchase of intangible assets	-	(1,152,483)	-
Capitalization/recovery of legal fees	350,552	-	-
Proceeds from maturity of treasury bills – held in trust	-	-	698,691,157
Purchase of treasury bills – held in trust	-	-	(701,408,491)
(Increase) decrease in cash held in trust	-	101,073,611	(1,519)
Net cash (used in) investing activities	(2,569,853)	(388,051,292)	(2,718,853)
Cash flows from financing activities
Proceeds from issuance of long term debt	-	160,000,000	-
Repayment of debt	(50,000,000)	(40,495,826)	-
Proceeds from issuance of common stock	-	107,500,002	-
Proceeds from issuance of preferred stock	-	138,500,001	-
Proceeds from sale of warrants	-	76,515,668	-
Payments for offering and loan costs	-	(17,399,226)	(811,441)
Proceeds from (repayment of) advances from stockholders	-	(206,276)	131,607
Proceeds from stock-related legal settlement	1,344,658	-	-
Net cash provided by (used in) financing activities	(48,655,342)	424,414,343	(679,834)
Net increase (decrease) in cash for the period	(32,156,424)	37,079,612	(979,467)
Cash – Beginning of period	37,648,754	569,142	1,548,609
Cash – End of period	$5,492,330	$37,648,754	$569,142

See accompanying notes to the consolidated financial statements

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

Supplemental disclosure of cash flow information:
Accrual of deferred acquisition costs	$-	$-	$3,163,628
Accrued dividend on Series A preferred stock	$-	$37,159,011	$-
Cash paid during the year for:
Income taxes, net of refunds	$(2,031,678)	$4,583,244	$1,020,000
Interest	$8,112,461	$9,214,891	$-

See accompanying notes to the consolidated financial statements

SMART BALANCE, INC. AND SUBSIDIARY
Statement of Changes in Stockholders’ Equity
For the years ended December 31, 2008, 2007 and 2006

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Retained Deficit	Stockholders’ Equity

Balance at December 31, 2005	-	$-	15,951,050	$1,595	$59,746,819	$(637,102)	$59,111,312
Issuance costs					(4,847)		(4,847)
Net loss for the year						(13,779,161)	(13,779,161)
Balance at December 31, 2006	-	-	15,951,050	1,595	59,741,972	(14,416,263)	45,327,304
Issuance of Series A convertible preferred shares	15,388,899	138,500,002					138,500,002
Issuance of common stock			14,410,188	1,441	107,498,561		107,500,002
Proceeds from public warrants			12,752,625	1,275	76,514,393		76,515,668
Stock compensation expense					6,689,477		6,689,477
Conversion of common stock held in escrow					19,661,116		19,661,116
Equity issuance costs					(13,763,685)		(13,763,685)
Performance based shares released from escrow					18,455,815		18,455,815
Reclassification of derivative liability on warrants to equity					77,841,121		77,841,121
Accrued dividend on convertible preferred stock		37,159,011			(37,159,011)		-
Net loss						(64,548,068)	(64,548,068)
Balance at December 31, 2007	15,388,899	175,659,013	43,113,863	4,311	315,479,759	(78,964,331)	412,178,752
Conversion of preferred stock	(15,388,899)	(175,659,013)	19,516,820	1,952	175,657,061		-
Stock compensation expense					14,895,940		14,895,940
Legal settlement, net of tax					1,344,658		1,344,658
Net loss						(6,967,853)	(6,967,853)
Balance at December 31, 2008	-	$-	62,630,683	$6,263	$507,377,418	$(85,932,184)	$421,451,497

See accompanying notes to the consolidated financial statements

SMART BALANCE, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

1.	General

On May 21, 2007, Smart Balance, Inc. (formerly known as Boulder Specialty Brands, Inc. or “Boulder”), completed a merger pursuant to an Agreement and Plan of Merger dated September 25, 2006, as extended by a letter agreement dated as of February 15, 2007, between Boulder and GFA Holdings, Inc. (“GFA Holdings”), the sole stockholder of GFA Brands, Inc. (“GFA Brands”) (on May 21, 2007, GFA Holdings was merged into GFA Brands, the surviving company is referred to herein as “GFA”). Pursuant to the merger agreement, a wholly-owned Delaware subsidiary of Boulder merged with and into GFA, and GFA became a wholly-owned subsidiary of Boulder.

Immediately following the merger, Boulder changed its name to Smart Balance, Inc. All references to Smart Balance, Inc. (or the “Company”) herein include the predecessor company Boulder.

Basis of presentation

The consolidated financial statements included herein reflect the acquisition of GFA on May 21, 2007, with results of operations included from that date and the estimated fair value of the net assets of GFA included on May 21, 2007 (see note 2).  Prior to May 21, 2007, the Company was a blank check company with no operating activities, whose sole purpose was to serve as a vehicle for an acquisition in the consumer foods or beverage industry.  The Company was capitalized through an initial public offering on December 21, 2005, which raised approximately $96 million. Of this amount, approximately 96% was placed in a trust account until an acquisition was completed or until the Company was liquidated, as required by its charter.

2.	Merger with GFA

On May 21, 2007, the Company, as part of the merger agreement, acquired 100% of the stock of GFA Holdings, Inc., the parent company of GFA Brands, Inc.  GFA Brands, Inc. sells and markets consumer foods products (primarily dairy products) under the Smart Balance® and Earth Balance® brand names to regional and national grocery stores. Concurrent with this acquisition, the Company changed its name to Smart Balance, Inc. The cost of the acquisition was approximately $491 million.  Prior to the merger, the Company was a blank check company whose sole purpose was to acquire a consumer foods or beverage company.  After analyzing several alternative opportunities, the Company acquired GFA Brands, Inc. because of its leading brand name products.

Under the GFA merger agreement, stockholders of GFA Holdings were paid an aggregate of $491.4 million in cash which included the assumption of post-closing bonus payments, net of tax benefits. The acquisition cost was paid with: (i) $101.1 million of cash held in a trust account established in connection with the Company’s initial public offering; (ii) the net proceeds of a private placement (see note 16) of $246.0 million ($107.5 million for common stock and $138.5 million for the Series A convertible preferred stock together with the investor warrants); and (iii) proceeds from a secured debt financing (see note 7) of $160.0 million.

The purchase price consists of the following:

Cash purchase price (excluding bonus assumption)	$466,802,920
Acquisition costs	9,640,806
Total purchase price	$476,443,726

The Company’s purchase price allocation, subject to final adjustment, for the net assets acquired is as follows:

Cash	$16,675,065
Accounts receivable	11,362,725
Inventories	4,657,010
Prepaid assets	5,153,157
Other assets	160,599
Intangible assets	161,000,000
Goodwill	374,885,923
Total assets	573,894,479
Accounts payable, accrued expenses and other liabilities	40,163,743
Deferred taxes and other	57,287,010
Total liabilities assumed	97,450,753
Net assets acquired	$476,443,726

The weighted average amortization period is approximately 10.2 years.  The Company recognized approximately $56.8 million of deferred tax liabilities at the date of the acquisition of GFA, which amount represents the difference between the assigned values and tax bases of recognized assets acquired and liabilities assumed. The Company did not carry over any deferred tax liabilities from GFA.

Selected Unaudited Pro Forma Financial Information

The unaudited pro forma financial information in the table below summarizes the combined results of operations of the Company for the years ended December 31, 2007 and 2006, as though the GFA merger had occurred as of the beginning of each applicable fiscal year. Net sales reflect the reclassification of certain trade and consumer promotion expenditures that had previously been classified as selling, general and administrative expenses.  The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the merger had taken place at the beginning of the period presented, or that may result in the future.

	Year Ended December 31, 2007 Pro forma (unaudited)	Year Ended December 31, 2006 Pro forma (unaudited)

Net sales	$175,562,021	$137,404,155
Operating income (loss)	(853,895)	16,654,428
Net (loss)	(57,940,049)	(16,807,668)
Less: Unpaid dividends on cumulative preferred shares	37,159,011	37,159,011
Net (loss) available for EPS	(95,099,060)	(53,966,679)
(Loss) per share	$(3.15)	$(1.88)
Weighted average shares outstanding	30,194,539	28,766,133

3.	Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.  At December 31, 2008 and 2007, the Company did not have any cash equivalents.

Accounts receivable

Accounts receivable are carried at original invoice amount less allowances for cash discounts and doubtful receivables based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Bad debt expense was not material to the Company for the years ended December 31, 2008 and 2007, Recoveries of receivables previously written off are recorded when received. The Company does not charge interest on past due receivables.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist primarily of finished goods.

Property and equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.  The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision, or that the remaining balance of these assets may not be recoverable.  When deemed necessary, the Company completes this evaluation by comparing the carrying amount of the assets against the estimated undiscounted future cash flows associated with them.  If such evaluations indicate that the future undiscounted cash flows of amortizable long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated fair values.

Goodwill

Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that impairment may have occurred. The impairment analysis for goodwill included a comparison of the Company’s carrying value (including goodwill) to the Company’s estimated fair value. If the fair value of the Company does not exceed its carrying value, then an additional analysis is performed to allocate the fair value to all assets and liabilities as if it had been acquired in a business combination and the fair value was its purchase price. If the excess of the fair value of the Company over the fair value of its identifiable assets and liabilities is less than the carrying value of recorded goodwill, an impairment charge is recorded for the difference.  The Company completed an impairment analysis at June 30, 2008 with estimated fair value greater than the carrying value of the recorded goodwill.  At December 31, 2008, management reviewed the Company’s fair value compared with its carrying value and does not believe there are any indications of impairment, and thus, the Company has not recorded an impairment of goodwill.  This review was required since during the second half of 2008 the Company’s market capitalization periodically fell below book value.

Intangible assets

Other intangibles are comprised of both definite and indefinite life intangible assets. Indefinite life intangible assets are not amortized but are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In assessing the recoverability of indefinite life intangible assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. In each reporting period, the Company also evaluates the remaining useful life of an intangible asset that is not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

The Company has determined that its Smart Balance® and Earth Balance® trademarks have an indefinite life and accordingly these assets are not being amortized.  Certain other assets acquired, primarily patent technology, have been determined to have definite lives ranging from 10 to 20 years and their costs are being amortized over their expected lives.

The Company generally expenses legal and related costs incurred in defending or protecting its intellectual property unless it can be established that such costs have added economic value to the business enterprise, in which case the Company capitalizes the costs incurred as part of intangible assets.  The primary consideration in making the determination of whether to capitalize the costs is whether the Company can prove that it has been successful in defending itself against such intellectual property challenges.  The second consideration for capitalization is whether such costs have, in fact, increased the economic value of the Company’s intellectual property.  Legal defense costs that do not meet the considerations described above will be expensed as incurred.  Recovery of legal expenses as part of a settlement agreement will be recorded as a reduction of capitalized legal fees with any excess recorded as income.  During 2007, the Company capitalized approximately $1.2 million of legal defense costs.  These costs related to a challenge to the use of the Smart Balance trademark for new product lines which the Company successfully defended.  The successful defense should expand the Company’s potential profitability.

Shipping and handling costs

Shipping and handling costs to external customers  for 2008 and from May 21, 2007 (inception) to December 31, 2007 was approximately $12,772,518 and $7,051,434, respectively, and was included in selling expense.  On a pro forma basis, shipping and handling cost for the years ended December 31, 2007 and 2006 were $11,197,782 and $9,390,087, respectively.

Deferred costs

Costs related to the acquisition of GFA were deferred through the date of acquisition and then capitalized as part of purchase price. These costs included, principally, accounting fees, legal fees and other fees, which were allocated to the purchase price; private placement fees and deferred offering costs. Deferred offering costs related to the private placement were recorded as a reduction of equity upon the completion of the merger transaction. Deferred loan costs associated with the secured debt financing are being amortized over the life of debt, using the effective interest method.

Revenue recognition

Revenue is recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon the receipt of product by the customer. The earnings process is complete once the customer order has been placed and approved and the product shipped has been received by the customer. Product is sold to customers on credit terms established on an individual basis. The credit factors used include historical performance, current economic conditions and the nature and volume of the product. The Company offers its customers a variety of sales and incentive programs, including discounts, allowances, coupons, slotting fees, and co-op advertising; such amounts are estimated and recorded as a reduction in revenue. The Company sells their products to customers without the right of return and is not obligated to accept any returns, and has historically not accepted returns.  For interim reporting, the Company estimates certain annual sales incentives and marketing costs for most programs and records a pro rata share in proportion to forecasted annual revenue.  The difference between the actual costs incurred to date and the amount deferred is shown as a prepaid asset.

Warrants – derivative liability

Common Stock Units:

On December 21, 2005, the Company consummated its initial public offering of 12,760,840 units. Each unit consists of one share of common stock and one redeemable common stock purchase warrant (which we refer to as public warrants). Each public warrant entitled the holder to purchase from the Company one share of its common stock at an exercise price of $6.00. In addition, certain initial shareholders of the Company purchased 1,000,000 warrants for $1.70 per warrant with an exercise price of $6.00 per share, which we refer to as the founding director warrants.

Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”), requires freestanding contracts that are settled in a company’s own stock, including common stock warrants, to be designated as an equity instrument, asset or a liability. Under the provisions of Statement of Financial Accounting Standard No. 133 (“SFAS No. 133”), “Accounting for Derivative Instruments and Hedging Activities,” as amended, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required from period to period. In accordance with EITF 00-19, the 12,760,840 public warrants were separately accounted for as liabilities and the 1,000,000 founding director warrants are accounted for as equity.

SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value. Furthermore, paragraph 11 (a) of SFAS No. 133 precludes contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified as stockholders’ equity in its statement of financial position from being treated as derivative instruments. While the public warrants are indexed to the Company’s common stock, the fact that the shares underlying the warrants require that they are settled in registered shares requires the Company to classify these instruments as a liability in accordance with EITF 00-19 paragraph 14. This derivative liability is adjusted to fair value, and any changes are recorded as non-operating gains or losses.

The public warrants began trading separately from the units in January 2006. Consequently, the fair value of these warrants was estimated at the market price of a warrant at each period end. To the extent that the market price increased or decreased, the Company’s derivative liabilities also increased or decreased, with a corresponding effect on the Company’s consolidated statement of operations. The net change in the valuation from December 31, 2006 through the redemption date of $45.6 million was recorded as a non-operating loss.

On October 31, 2007, the Company called for redemption of all of its outstanding public warrants to purchase common stock for $.01 per warrant.  Under the terms of the warrant agreement, the holders of the warrants had thirty days to exercise the warrants once called. Each public warrant entitled the holder to purchase one share of common stock of the Company at a price of $6.00 per public warrant share exercised. The majority of the public warrants were exercised by early December.  The fair value of these warrants on the date the redemption was announced was $6.10 per warrant which resulted in a decrease in the derivative liability from September 30, 2007 of $4,976,728 with a corresponding effect on the Company’s consolidated statement of operations. The remaining balance of $77,841,121 reclassified from derivative liability to additional paid in capital.

Series A Convertible Preferred Stock:

In connection with the acquisition of GFA, the Company entered into a private placement transaction for common stock and Series A convertible preferred stock together with investor warrants, pursuant to a Securities Purchase Agreement dated September 25, 2006, as amended by letter agreement, dated February 15, 2007.  The Agreement included 14,410,188 of shares of common stock and 15,388,889 of Series A convertible preferred stock along with an equal number of investor warrants (the "Series A Warrants"). The Series A Warrants were determined to have a de minimis value as the Company has assessed the probability very low that the warrants would ever be exercisable.  The net proceeds of approximately $246 million received by the Company were used to fund a portion of the acquisition costs of GFA.

The Company has made a determination under the guidance of EITF 00-19 that the conversion feature and the anti-dilution rights were not derivatives and therefore no fair value measurement was required.

The Company forced the conversion of the Series A convertible preferred stock into common stock, on January 3, 2008.  As a result of this conversion, the Series A warrants are no longer exercisable.

Loss per share of common stock

Basic earnings (loss) per share is computed by dividing net income or loss applicable to common stockholders by the weighted-average shares of common stock outstanding for the period.  Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted-average shares outstanding adjusted for any additional common shares that would have been outstanding if all of the potential dilutive common shares had been issued.  Potential dilutive common shares outstanding would include primarily stock options and founders’ warrants.  The following table summarizes stock options not included in the computation of diluted EPS:

	Year Ended December 31,
	2008	2007

Stock options excluded due to option price being greater than market value	11,327,000	485,000
Stock options excluded due to anti-dilution	717,500	8,312,500
Founding director warrants excluded due to anti-dilution	1,000,000	1,000,000

Segments

SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” requires segment information to be prepared using the “management” approach.  The management approach is based on the method that management organizes the segments within the Company for making operating decisions and assessing performance.  The Company evaluates all products, makes operating decisions and performance assessments based on a total company approach and therefore considers itself as having only one segment.  The Company’s buttery spreads business, marketed under Smart Balance®, Earth Balance®, SmartBeat® and Nucoa®, is by far the most developed product segment and accounted for approximately 75% of 2008 sales.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short term trade receivables, payables and note payables.  The carrying value of cash and cash equivalents and short term receivables and payables approximate fair value because of their short maturities.   The Company’s note payable is determined by quoted market prices that are reset every three months and, therefore, approximates fair value.  At December 31, 2008, the Company used the income approach to determine the fair value of the interest rate swap utilizing the present value techniques and recorded $5,132,231 as a non-current liability with an increase to interest expense. The fair value measurement used to determine this amount was based on SFAS 157, “Fair Value Measurements”, which requires a three-tier fair value hierarchy that prioritizes inputs to measure fair value. These tiers include: Level 1, defined as inputs, such as unadjusted quoted prices in an active market for identical assets or liabilities; Level 2, defined as inputs other than quoted market prices in active markets that are either directly or indirectly observable; or Level 3, defined as unobservable inputs for use when little or no market value exists therefore requiring an entity to develop its own assumptions. The Company used Level 2 inputs to measure fair value at December 31, 2008.

Research and development

Research and development expenses are charged to the Consolidated Statement of Operations when incurred and amounted to $255,697 for 2008 and $64,385 from May 21, 2007 (inception) to December 31, 2007.  On a pro forma basis, research and development expenses for the years ended December 31, 2007 and 2006, were $93,822 and $85,075, respectively.

Derivative Instruments

The primary risks managed by derivative instruments are exposure to changes in  interest rate. The Company accounts for its derivative instruments under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the Consolidated Balance Sheet at fair value.

In accordance with SFAS No. 133, on the date on which the Company enters into a derivative, it is determined whether or not to designate the derivative as a hedge. The Company currently has one interest rate swap outstanding that is not designated as a hedge, and thus, recognizes the change in fair value through earnings currently. Although the interest rate swap is not considered a hedge under the guidance of SFAS 133, they are believed to be hedges of the underlying economic exposure. The change in fair value is included in interest expense on the consolidated statement of operations.

Income taxes

Deferred income taxes are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2008, no valuation allowances were recorded.  For the years ended December 31, 2008, 2007 and 2006, the effective tax rate was higher than the statutory tax rate primarily due to the effect of the change in derivative liabilities since such losses are not deductible for income tax purposes.

In January 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits.

Advertising

Advertising costs are charged to operations (selling, general and administrative expenses) when incurred and amounted to $21,518,960 for 2008 and $12,063,028 for the period from May 21, 2007 (inception) to December 31, 2007.  On a pro forma basis, advertising costs for the years ended December 31, 2007 and 2006 were $22,009,890 and $20,499,312, respectively.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short term investments and trade receivables.  The Company maintains the majority of its cash and cash equivalents in the form of demand deposits with financial institutions that management believes are creditworthy.  At December 31, 2008, the cash balances in these institutions exceeded federally insured amounts.  Concentrations of credit risk relative to trade receivables are limited due to our diverse client base.  The Company does have one customer that accounted for approximately 20% of sales for 2008.  The aggregate accounts receivable from this customer amounted to approximately 16% of the accounts receivable balance outstanding at December 31, 2008.  The Company also has one product cateogory, “spreads” which accounts for 75% of total revenue and 73% of its revenues came from a license from Brandeis University.

Recently issued accounting pronouncements

In June 2008, the Emerging Issues Tax Force (“EITF”) issued EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock.”  This EITF, which will become effective in the first quarter of 2009 will require that a company which has an instrument that is determined to be a derivative under this guidance to take an initial charge as an adjustment to opening retained earnings and thereafter reflect any adjustment in the market price through the income statement.  The Company has made the determination that the adoption of  EITF 07-5 will not have an impact on the Company.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosure about Derivative Instruments and Hedging Activities,” an amendment of FASB No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  SFAS No. 161 requires increased qualitative, quantitative and credit risk disclosures, but does not change the scope or accounting requirements of FASB No. 133.  SFAS No. 161 is effective for financial statements issued and interim periods beginning after November 15, 2008.  The Company is evaluating the impact of this amendment.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141.  SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired, and establishes that acquisition costs will be generally expensed as incurred.  This statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination.  SFAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008.  The adoption of SFAS 141R will not have an impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51.”  SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity.  SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008.  The adoption of SFAS No. 160 will not have an impact on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.”  SFAS No. 159 provides for an election to expand the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments for financial instruments that otherwise would not be recognized at inception and non-cash warranty obligations where a warrantor is permitted to pay a third party to provide the warranty goods or services. If the use of fair value is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g., debt issue costs. The fair value election is irrevocable and generally made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to measure based on fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company has elected to adopt SFAS No. 159 on an instrument-by-instrument basis effective January 1, 2008.

4.	Property and Equipment

Property and equipment consist of the following:

	December 31, 2008	December 31, 2007

Software development costs	$3,197,872	$701,249
Equipment	394,089	227,473
Furniture and fixtures	849,471	653,933
Leasehold improvements	331,873	270,245
Gross assets	4,773,305	1,852,900
Less: Accumulated depreciation	(472,663)	(47,569)
Property and equipment, net	$4,300,642	$1,805,331

Depreciation expense for the years ended December 31, 2008 and December 31, 2007 were $425,094  and $47,569, respectively.

5.	Intangible Assets

The following is a summary of intangible assets and goodwill as of December 31, 2008 and 2007:

	Gross Carrying Amount	Accumulated Amortization	Adjustments	Net Carrying Value
Patent technology	$40,000,000	$6,465,753	$-	$33,534,247
Supply relationship	1,000,000	112,935	-	887,065
Trademarks	121,152,483	-	(350,552)	120,801,931
Goodwill	374,885,923	-	-	374,885,923
December 31, 2008	$537,038,406	$6,578,688	$(350,552)	$530,109,166

	GrossCarrying Amount	Accumulated Amortization	Adjustments	Net Carrying Value
Patent technology	$40,000,000	$2,465,753	$-	$37,534,247
Supply relationship	1,000,000	41,096	-	958,904
Trademarks	121,152,483	-	-	121,152,483
Goodwill	374,885,923	-	-	374,885,923
December 31, 2007	$537,038,406	$2,506,849	$-	$534,531,557

Adjustments to trademarks relate to a legal settlement received of $367,215 and serve to reduce related costs previously capitalized.  Additional spending of $16,663 during the period accounted for the difference.  The amortization expense for the next five years is approximately $4.1 million in each year.

6.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2008	December 31, 2007

Accounts payable	$16,971,060	$17,866,526
Accrued expenses	7,966,176	2,488,893
Total	$24,937,236	$20,355,419

7.	Long Term Debt

In conjunction with the GFA merger, on May 21, 2007, the Company entered into a loan arrangement with Banc of America Securities LLC and Bank of America, N.A. for $180 million in secured debt financing consisting of:  (1) a $140 million first lien facility comprised of a $120 million term loan and a $20 million revolver and (2) a second lien facility comprised of a $40 million term loan. The first lien facility is secured by a first lien on all of the Company’s assets and the second lien facility is secured by a second lien on all of the Company’s assets.  Through December 31, 2008, the Company paid a total of $90.5 million, consisting of $60.5 million in principal on its first lien term loan and $30.0 million on its second lien debt.  During the third quarter of 2007, the Company made two quarterly principal payment requirements of $300,000.  During the fourth quarter of 2007, the Company received approximately $76.5 million from the redemption of its public warrants (see note 3).  The Company used $39.9 million of this amount to prepay the next eight quarterly principal payment requirements of $300,000 and applied the balance against principal on the first lien term loan. During the first quarter of 2008, the Company used $30.0 million of that amount to pay down the second lien debt. During the third and fourth quarters of 2008, the Company prepaid $5.0 million and $15.0 million, respectively, of the first lien debt, using primarily cash flows from operations.  As a result of the prepayments, the Company wrote off approximately $1,450,000 of deferred financing costs, which is included in other income, net for the year ended December 31, 2008 and $1,174,936 for the year ended December 31, 2007.

The term loan of the first lien facility will mature on May 21, 2014 and the revolving loan under the first lien facility will mature on May 21, 2013. The term loan of the second lien facility will mature on November 18, 2014.

The interest rate on the first lien facility is LIBOR plus an applicable margin of 3.25% per annum beginning July 1, 2007.  In accordance with a pricing grid based on the Company’s leverage ratio, the applicable margin was reduced to 3.00% per annum beginning March 28, 2008, which resulted in an interest rate of 4.47% at December 31, 2008. The  interest rate on the second lien facility is LIBOR plus an applicable margin of 6.00% per annum, beginning July 1, 2007, which resulted in an interest rate at December 31, 2008 of 7.47%.

The Company uses interest rate swaps to effectively manage interest rate exposure by locking in the variable interest rate on our debt into a fixed rate of 5.05%.  The Company recognizes the mark-to-market movement of the interest rate swap in income as the rate changes.  Through December 31, 2008, the Company realized a non-cash loss of $5.1 million which represents the present value of the future quarterly interest payments, through the end of the swap agreement of September 30, 2010, based on the difference between the three month LIBOR floating interest at December 31, 2008 and the fixed interest rate of the debt of 5.05% on $80 million notional amount. At the end of each quarter, the Company makes or receives quarterly cash payments based on the actual difference between these two rates. At December 31, 2008, the Company has opted to let the notional amount of the interest rate swap exceed the amount of its debt by approximately $10.5 million assuming that the current interest rate environment would improve allowing the Company to pay off the quarterly swap requirements on more favorable terms.

There is no prepayment penalty for optional prepayments (see above) on the first lien facility and the following penalties for optional prepayments on the second lien facility: 2.00% premium if prepaid the first year; 1.00% premium if prepaid the second year; and no prepayment penalty thereafter. As a result of prepaying $30.0 million of the second lien facility, the Company paid a $0.6 million prepayment penalty, which is included in interest expense for the year ended December 31, 2008.  Mandatory prepayments under the first lien facility include 50% of excess cash flow (as defined in the credit agreement) and 50% of all net cash proceeds from the issuance of additional equity interests by us.  After the first lien facility is re-paid in full, the second lien facility requires mandatory prepayments, which include 50% of excess cash flow (as defined in the credit agreement) and 50% of all net cash proceeds from the issuance of additional equity interests by us.  In addition, the term loan of the first lien facility is subject to quarterly amortization of principal with 1.00% of the initial aggregate advances under such loan to be payable in each of the first six years and the remainder of the initial aggregate advance to be payable in a balloon payment at maturity.

The first and second lien credit facilities can be accelerated upon the occurrence of certain events, including:

•	nonpayment of debt including interest and fees;

•	failure to perform or observe covenants;

•	cross defaults to other indebtedness exceeding $5.0 million;

•	bankruptcy and insolvency; and

•	certain other events.

The first lien credit facility requires that the Company:

•	maintain a ratio of Consolidated EBITDA (as defined in the first lien credit facility) to consolidated cash interest charges of at least 3.00 to 1;

•
a leverage ratio for all Company’s debt which restricts the Company from allowing its total debt to be greater than 3.25 times its Consolidated EBITDA(as defined in the first lien credit facility), stepping down to 2.25 to 1 on December 31, 2009; and

•
a leverage ratio which restricts the Company from allowing its first lien debt to be greater than 2.25 times its Consolidated EBITDA (as defined in the first lien credit facility), stepping down to 1.25 to 1 on December 31, 2009.

The second lien credit facility contains one financial covenant consisting of a leverage ratio for all debt which restricts the Company from allowing its total debt to be greater than 3.75 times its Consolidated EBITDA (as defined in the second lien credit facility), stepping down to 2.75 to 1 on December 31, 2009.  The Company was in compliance with all of its debt covenants at December 31, 2008.

Under the terms of both credit facilities, the Company is precluded from reacquiring its own shares.

Long term debt as of December 31, 2008 is as follows:

First lien term loan	$59,504,174
Second lien term loan	10,000,000
Total Debt:	69,504,174
Less: Current maturities	-
Total long term debt	$69,504,174

The Company is required to pay the following amounts in each of the next four years:

2009	$-
2010	-
2011	-
2012	157,421
Thereafter	$69,346,753
Total	69,504,174

8.	Stock-Based Compensation

On October 19, 2006, the compensation committee of the board of directors unanimously approved the Company’s Stock and Awards Plan, which we refer to as the stock plan, and directed it be submitted to the stock holders for approval.  During a special stockholders meeting on May 17, 2007, the stock plan was approved, pursuant to which the Company reserved up to 9,650,000 shares of common stock for issuance to its officers, directors, employees and consultants. On May 21, 2008, the Company, after a shareholder meeting and vote, amended the stock plan to increase the number of shares available for award to a total of 12,150,000.  During 2007, the Company granted options to purchase 8,797,500 shares of stock under the stock plan.  During the twelve months ended December 31, 2008, the Company granted options to purchase 2,062,500 shares of stock under the stock plan.

During the first quarter of 2008, the compensation committee and sub-committee of the compensation committee approved the issuance of up to 1,375,000 inducement stock options grants to new employees outside of the Company’s stock plan pursuant to NASDAQ Marketplace Rule 4350.  During the twelve months ended December 31, 2008, the Company issued all of the 1,375,000 inducement grant stock options to new employees.

The Company has two types of stock options, traditional service-based with a four year graded (25% vest each year) vesting and market condition-based stock options which vest when the underlying stock prices reaches either $16.75 and $20.25, respectively, and remains there for 20 out of 30 consecutive trading days. Stock options are granted to recipients at exercise prices equal to the fair market value of the Company’s stock at the dates of grant and can consist solely of the service-based options or market conditions-based options or a can consist of a combination of both types of options.  Stock options granted to employees have a term of 10 years.  The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period, or as determined by the  Monte Carlo valuation model.

	Number of Outstanding Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)

Shares at December 31, 2006	-	-	-
Options granted	8,797,500	$9.88	7.79
Options exercised	-	-	-
Options canceled/forfeited	-	-	-
Shares at December 31, 2007	8,797,500	9.88	7.79
Options granted	3,437,500	8.39	7.65
Options exercised	-	-	-
Options canceled/forfeited	(190,000)	10.03	7.45
Shares at December 31, 2008	12,045,000	$9.47	7.03

The Company accounts for its stock-based compensation awards under SFAS No. 123R, Share-Based Payment, which requires companies to recognize compensation expense for all equity-based compensation awards issued to employees that are expected to vest. Compensation cost is based on the fair value of awards as of the grant date.

Pre-tax stock-based compensation expense included in reported net income is as follows:

	Year ended December 31, 2008	Year ended December 31, 2007
Service period-based	$6,855,869	$3,031,911
Market price-based $16.75	4,617,248	2,099,688
Market price-based $20.25	3,422,823	1,557,878
Total	$14,895,940	$6,689,477

For the traditional service-based stock options, the Company estimated the fair value, as of the date of grant, using a Black-Scholes pricing model with the following assumptions:  risk-free interest rate of 3.53%-4.67%, expected life 7 years for the service-based options and 10 years for the market price-based options, no dividends and volatility of 35.9%-37.91%.  The cost of the service-based stock options is being amortized over a four year estimated vesting period.  In the case of the market price-based stock options, the Company used the Monte Carlo valuation model and the same assumptions noted above.  The Company recognizes compensation expense for the market price-based options over the estimated vesting period, which has been determined to be 2.75-4.82 years and 3.68-5.53 years for the $16.75 and $20.25 awards, respectively.

9.	Notes Payable to Stockholders and Related Party Transactions

On February 15, 2007, Stephen B. Hughes, our founder and chief executive officer, agreed to lend the Company up to $500,000 to cover operating expenses, to be drawn as needed by the Company. The loan had interest at a rate equal to the lowest applicable federal short term rate in effect pursuant to Section 1274(d) of the Internal Revenue Code of 1986, as amended, as the same may be adjusted from time to time. The total amount owed on the loan and accrued interest of $4,000 were repaid in full on June 19, 2007.

In June 2007, amounts owed to three Initial Stockholders for advances to the Company to cover expenditures for approximately $256,000 were repaid, without interest.

The Company previously paid approximately $10,000 a month for office space and general and administrative services to affiliates of two of the initial stockholders.  This arrangement terminated on May 21, 2007.

Certain stockholders, five of whom are directors and one senior advisor, purchased an aggregate of 1,000,000 warrants concurrently with the closing of the Company’s initial public offering at a price of $1.70 per warrant from the Company.  The warrants are exercisable into common stock at $6.00 per share.

10.	Interest Rate Derivatives

In conjunction with the variable-rate debt arrangements noted above, the Company entered into notional $80,000,000 of interest rate swap agreement on August 16, 2007 which is designed to provide a constant interest rate on the variable rate debt. The swap agreement expires on September 30, 2010. Under this swap agreement, the Company receives the difference between its fixed-rate interest payments and floating-rate payments based on LIBOR. The effect of this is to convert floating-rate interest expense based on LIBOR into fixed-rate interest expense. The arrangements require a cash payment for the quarterly difference between these two rates on the last day of each calendar quarter. For the quarter ended December 31, 2008, the Company paid 5.05% and received 3.76% with the cost increasing interest expense by $263,349. At December 31, 2008, the cost to settle this agreement with the counterparty based on the current interest rate markets at December 31, 2008 was $5,132,231. As of December 31, 2008, $10,495,826 of interest rate swaps did not have an underlying notional amount of debt exposure.

11.	License

A substantial portion of the Company’s business is dependent on its exclusive license of certain technology from Brandeis University. This license agreement, dated June 1996, imposes certain obligations upon the Company, such as diligently pursuing the development of commercial products under the licensed technology. The agreement for each country expires at the end of the term of each patent in such country and contains no minimum commitments. The amount of royalties due is based on a formula of the percentage of oil and/or fat utilized in the licensed products. Should Brandeis believe that the Company has failed to meet its obligations under the license agreement, Brandeis could seek to limit or terminate the Company’s license rights. Royalties earned by Brandeis in 2008 was approximately $943,900 and from the date of our initial business combination (May 21, 2007) until December 31, 2007 were approximately $551,800.

12.	Income Taxes

The components of the Company’s income tax provision (benefit) for the years ended December 31, 2008, 2007 and 2006 are of the following:

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

Income tax provision (benefit):
Current taxes:
Federal	$2,473,700	$2,205,668	$1,195,120
State	558,583	(143,802)	168,303
	3,032,283	2,061,866	1,363,423
Deferred taxes:
Federal	$(6,025,638)	$(2,676,515)	$(510,846)
State	(570,198)	(91,248)	(44,437)
	(6,595,836)	(2,767,763)	(555,283)
(Benefit) Provision for income taxes	$(3,563,553)	$(705,897)	$808,140

The reconciliation of the provision for income taxes based on the U.S. federal statutory income tax rate to our provision for income taxes was as follows:

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

Expected federal statutory taxes at 35%	$(3,685,992)	$(22,186,348)	$(4,410,147)
Performance based shares released from escrow	—	6,274,977	—
Derivative liabilities	—	15,489,107	5,190,591
Valuation allowance	—	—	—
Other	122,439	(283,633)	27,696
(Benefit) Provision for income taxes	$(3,563,553)	$(705,897)	$808,140

Deferred income tax assets or liabilities are computed based on the temporary differences between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate in effect for the year in which the differences are expected to reverse. Deferred income expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

	December 31, 2008	December 31, 2007
Deferred tax assets:
Derivative liabilities	$2,003,007	$—
Deferred interest income	—	—
Stock compensation	8,423,168	2,596,654
Inventory	293,824	546,119
Deferred financing costs	827,533	407,590
Net operating loss carryforwards	44,699	147,693
Other	396,956	838,253
Total deferred tax assets	11,989,187	4,536,309
Deferred tax liabilities:
Intangible assets	(57,301,751)	(56,743,132)
Other	(305,621)	(7,196)
Total deferred tax liabilities	(57,607,372)	(56,750,328)
Net deferred tax liability:	$(45,618,185)	$(52,214,019)

Deferred tax asset current	$650,100	$1,079,509
Long-term deferred tax asset	11,339,087	3,456,800
Long-term deferred tax liability	$(57,607,372)	$(56,750,328)
Net deferred tax (liabilities)	$(45,618,185)	$(52,214,019)

The Company has state net operating loss ("NOL") carryforwards at December 31, 2008 of approximately $0.8 million for income tax purposes, which begin expiring in 2013.  A valuation allowance was not established for the realization of deferred tax assets, as the Company has determined that it is more likely than not that the assets will be fully utilized.

Significant judgment is required in evaluating the Company's tax positions and determining its provision for income taxes.  During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain.  The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due.  These reserves are established when the Company believes that certain positions might be challenged despite its belief that the Company's tax return positions are fully supportable.  The Company adjusts these reserves in light of changing facts and circumstances, such as the outcome of tax audits.  The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.  Accruals for tax contingencies are provided for in accordance with the requirements of FIN 48.  The Company has elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes in accordance with FIN 48, and continues to reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of its income tax provision or benefit as well as its outstanding income tax assets and liabilities.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits as of December 31, 2008 was as follows:

Gross balance at January 1, 2008	$823,440
Additions based on tax positions related to the current year	—
Additions for tax provision of prior years	19,549
Deletions for tax positions of prior years	(192,481)
Gross balance at December 31, 2008	650,508
Interest and penalties	308,638
Balance at December 31, 2008	$959,146

At December 31, 2008, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $650,508.  Of this total, $422,830 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.  The total amount of accrued interest and penalties resulting from such unrecognized tax benefits was $308,638 at December 31, 2008.

The Company recorded an adjustment to the gross balance of unrecognized tax benefits at May 21, 2007 of $790,000 comprised of FIN 48 liabilities in connection with the acquisition of GFA Brands, Inc.  The Company is unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The IRS is currently examining the Company's 2005 federal income tax return.  The IRS is also examining the 2007 short-period tax return which resulted in a $4.7 million tax refund.  The Company expects a favorable outcome to this review.  Prior periods have either been audited or are no longer subject to IRS audit.  In most state jurisdictions, the Company is no longer subject to examination by tax authorities for years prior to 2003.

13.	Leases

Rental expense under operating leases for 2008 was $509,411 and from the date of our initial business combination (May 21, 2007) until December 31, 2007 was $157,049.  Future minimum lease commitments under non-cancelable operating leases during each of the next four years and thereafter are, as follows:

Years Ending December 31,

2009	$513,403
2010	577,195
2011	606,714
2012	572,535
Thereafter	1,242,157
$3,512,004

14.	Commitments and Contingencies

The following table summarizes contractual obligations and borrowings as of December 31, 2008 and the timing and effect that such commitments are expected to have on our liquidity and capital requirements in future periods.  We expect to fund other commitments primarily with operating cash flows generated in the normal course of business.

Contractual Obligations

	Total	Due in less than 1 year	Due 1-3 years	Due 3-5 years	More than 5 years
Building Leases(1)	$3,695,786	$559,349	$1,275,800	$1,132,476	$728,161
Oil and Peanuts Purchase Commitments(2)	38,621,982	38,621,982	—	—	—
Debt Obligations(3)	69,504,174	—	—	787,092	68,717,082
	$111,821,942	$39,181,331	$1,275,800	$1,919,568	$69,445,243

(1) Includes: (i) a lease agreement for the lease of a corporate office facility located in Paramus, NJ with an approximate seven year life with the option to extend the lease for two additional five year terms, and (ii) three lease agreements for the lease of a corporate office facility located in Niwot, Colorado with an approximate five year life with the option to extend each lease for 36 months.

(2) Forward purchase commitments for a portion of the Company’s projected requirement for peanuts and for palm, soy and canola oil.  These commitments may be stated at a firm price, or as a discount or premium from a future commodity market price.  Based on the most recent prices, the Company expects these commitments would total approximately $38.6 million as of December 31, 2008.  The commitments are expected to be liquidated by September 30, 2009.

(3) For more information on our debt obligations, see the section entitled “Long-Term Debt” located elsewhere in these notes to financial statements.

Legal Proceedings

We are currently involved in the following legal proceedings:

In 2007, three parties filed Oppositions to European Patent No. 820,307 relating to increasing the HDL level and the HDL/LDL ratio in Human Serum by Balancing Saturated and Polyunsaturated Dietary Fatty Acids.  We believe that neither this proceeding, nor its outcome, will have any adverse effect on our current business.

We are not a party to any other legal proceeding that we believe would have a material adverse effect on our business, results of operations or financial condition.

15.	Selected Quarterly Financial Data (unaudited)

The following table presents certain unaudited quarterly results for the years 2008 and 2007:

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Full Year 2008

Revenues	$50,789,855	$47,989,930	$57,531,521	$65,560,606	$221,871,912
Operating income (loss)	1,960,108	(500,583)	2,575,329	1,658,793	5,693,647
Net (loss)	$(1,177,366)	$(1,535,425)	$(1,614,073)	$(2,640,989)	$(6,967,853)
Less unpaid dividends on cumulative preferred stock	-	-	-	-	-
Net (loss) available for common shares	$(1,177,366)	$(1,535,425)	$(1,614,073)	$(2,640,989)	(6,967,853)
(Loss) per share—diluted	$(0.02)	$(0.02)	$(0.03)	$(0.04)	$(0.11)
Diluted weighted average common shares outstanding	62,196,988	62,630,683	62,630,683	62,630,683	62,523,742

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	Full Year 2007

Revenues	$—	$18,675,769	$41,502,575	$50,859,951	$111,038,295
Operating income (loss)	(347,277)	636,526	915,226	(12,654,367)	(11,449,892)
Net (loss)	$(7,197,132)	$(13,654,027)	$(33,007,575)	$(10,689,334)	$(64,548,068)
Less unpaid dividends on cumulative preferred stock	—	1,244,603	2,817,868	33,096,540	37,159,011
Net (loss) available for common shares	(7,197,132)	$(14,898,629)	$(35,825,443)	$(43,785,874)	(101,707,079)
(Loss) per share—diluted	$(0.50)	$(0.71)	$(1.25)	$(1.27)	$(4.12)
Diluted weighted average common shares outstanding	14,355,945	20,848,447	28,766,133	34,433,180	24,667,344

During the first quarter of 2008, the Company changed its method of accounting for certain trade incentives and marketing costs and began deferring a portion of such items as prepaid expenses in proportion to forecasted revenues for the year.  This change enhances the matching of the Company’s expenses with revenues.  Additionally, this change provides better comparability to the Company’s industry peers, most of whom defer a portion of trade incentives and marketing costs as prepaid expenses earlier in the year and recognize those expenses in subsequent quarters in line with actual revenue earned.  While this methodology may create timing differences between quarters in 2007 as previously reported, it had no impact on the full year results.

Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections,” requires that a change in accounting principle be retrospectively applied to all prior periods presented.  Accordingly, the quarterly results for 2007 shown above were changed to reflect this change.

16.	Stockholders’ Equity

Private Placement

In connection with the GFA merger, the Company entered into a private placement transaction for common stock and Series A convertible preferred stock together with investor warrants, pursuant to a Securities Purchase Agreement dated, September 25, 2006, as amended by letter agreement, dated February 15, 2007.  The Agreement included 14,410,188 shares of common stock and 15,388,889 shares of Series A convertible preferred stock along with warrants. The net proceeds of approximately $246 million received by the Company were used to fund a portion of the GFA merger acquisition costs.

Series A Convertible Preferred Stock

The Company forced the conversion of its Series A convertible preferred stock into common stock, on January 3, 2008 (see note 3).  Dividends on the Series A convertible preferred stock were cumulative and compounded from May 21, 2007 at the annual rate of 8% (multiplied times the $9.00 per share purchase price). The Series A convertible preferred stock was convertible at any time, at the option of the holder, into the number of shares of common stock arrived at by dividing $9.00 per share (which was the initial conversion price) into the per share liquidation preference of $9.00 per share, plus accrued but unpaid dividends. To the extent that dividends accrued but were not paid, the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock increased.

Conversion of all, or a portion of (but not less than 20% of the then outstanding) Series A convertible preferred stock was mandatory, at the conversion price then in effect, upon the first to occur of:

(1)           the election to convert by holders of at least a majority of the Series A convertible preferred stock, or

(2)           the Company’s election to force a conversion if (i) a registration statement for the resale of the common stock issuable upon conversion of the Series A convertible preferred stock was effective, (ii) the Company had also elected to redeem all the public warrants that we sold in the Company’s initial public offering, and (iii) the last sales price of the Company’s common stock had been at least $11.50 per share on each of 20 trading days within any 30-trading day period.

When the Company elected to exercise its right to force conversion within three years of the date of original issuance, the number of shares of common stock issued on conversion was calculated assuming that the redemption occurred on the last date of the dividend period to occur on or after such third-year anniversary.

Common Shares in Escrow

All of the shares of the Company’s common stock outstanding prior to the date of its initial public offering were placed in escrow with an escrow agent.  Of the 3,190,210 shares held in escrow, 1,595,105 were released on October 11, 2007 because the last sales price of the Company’s common stock was at least $11.50 per share for 20 out of 30 trading days, which was a condition to the release of one-half of the shares. The Company recorded a charge to earnings in the fourth quarter of 2007 of $18,455,815, as all of the shares were held by officers, directors and related parties.  The charges were based on the price of common stock of $12.31 on the date the above conditions were met.  The remaining 1,595,105 shares in escrow were released on December 16, 2008. Since these shares were released based on passage of time, no charge to earnings was required to be made.

Redemption of Public Warrants

During December 2007, the Company received approximately $76.5 million from the redemption of its public warrants.  The Company paid down approximately $40 million of its first lien debt, as it was required to use one-half of the proceeds of the public warrant redemption to pay off a portion of its term loan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of GFA Holdings, Inc and subsidiary:

We have audited the accompanying consolidated balance sheet of  GFA Holdings, Inc  and subsidiary (the “Company”) as of May 20, 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for the period from January 1, 2007 to May 20, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the  consolidated financial statements referred to above present fairly, in all material respects, the financial position of GFA Holdings, Inc.  and subsidiary as of May 20, 2007, and the results of their operations and their cash flows for the period from January 1, 2007 to May 20, 2007, in conformity with accounting principles generally accepted in the United States of America.

Ehrhardt Keefe Steiner & Hottman PC

Denver, Colorado
____________, 2009

INDEPENDENT AUDITOR’S REPORT

[McGladrey to provide report once Form 10-K/A is being filed]

GFA HOLDINGS, INC. AND SUBSIDIARY
Consolidated Balance Sheets
As of May 20, 2007 and December 31, 2006

	May 20,	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$17,293,420	$2,373,011
Investments	—	7,725,000
Accounts receivable, net of allowance for doubtful accounts and discounts of $199,094 and $199,485 in 2007 and 2006, respectively	11,443,774	8,713,726
Inventories	4,785,123	5,530,149
Prepaid expenses and other	4,902,222	121,314
Deferred taxes	235,358	1,015,599
Total current assets	38,659,897	25,478,799

Property and equipment, net	172,750	165,774
Other assets:
Goodwill	75,213,104	75,213,104
Other intangibles	17,000,000	17,000,000
Deferred financing costs, net of accumulated amortization of $2,899,079 and $1,945,123 in 2007 and 2006, respectively	—	953,956
Security deposits and other	64,982	64,982
Total other assets	92,278,086	93,232,042
Total assets	$131,110,733	$118,876,615
Liabilities and Stockholders' Equity
Current liabilities:
Current maturities — long-term debt	$—	$4,725,000
Accounts payable	12,360,825	10,538,795
Accrued bonus payable	21,785,437	—
Accrued expenses	3,986,385	2,442,234
Due to related party	2,834,627	2,834,627
Income taxes payable	—	3,519,138
Total current liabilities	40,967,274	24,059,794
Deferred taxes	7,732,070	6,801,304
Commitment and contingencies (Note 8)
Stockholders' equity
Common stock:
Class A-1, $.001 par value, 700,000 authorized, 533,163 issued and outstanding	533	533
Class A-2, $.001 par value, 200,000 authorized, 25,123 issued and outstanding	25	25
Class L, $.001 par value, 100,000 authorized, 59,240 issued and outstanding	59	59
Additional paid-in capital	63,628,038	63,628,038
Common stock, no par value, authorized, issued and outstanding, 2,050 shares	—	—
Common stock — affiliate	—	—
Retained earnings	18,782,734	24,386,862
Total stockholders' equity	82,411,389	88,015,517
Total liabilities and stockholders' equity	$131,110,733	$118,876,615

See accompanying notes to the consolidated financial statements

GFA HOLDINGS, INC. AND SUBSIDIARY
Consolidated Statements of Income
Period from January 1, 2007 to May 20, 2007 and the Year ended December 31, 2006

	Period ended May 20, 2007	December 31, 2006

Net sales	$72,442,424	$158,467,632
Cost of goods sold	32,721,012	69,760,681
Gross profit	39,721,412	88,706,951
Selling, general and administrative expenses	48,673,859	64,652,479
Operating Income (Loss)	(8,952,447)	24,054,472

Other (income) expense:
Interest expense	969,269	2,166,209
Interest and dividend income	(254,777)	(462,295)
Other (income), net	(277,647)	(201,367)
	(436,845)	1,502,547
Income (loss) before income taxes	(9,389,292)	22,551,925
Provision (benefit) for income taxes	(3,785,164)	9,121,638
Net income (loss)	$(5,604,128)	$13,430,287

See accompanying notes to the consolidated financial statements

GFA HOLDINGS, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Period from January 1, 2007 to May 20, 2007 and the Year ended December 31, 2006

	Period ended May 20, 2007	December 31, 2006

Cash flows from operating activities:
Net income (loss)	$(5,604,128)	$13,430,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,825	25,507
Amortization of deferred financing costs	953,956	1,212,131
Deferred taxes	1,711,008	746,587
Changes in assets and liabilities:
Accounts receivable	(2,730,048)	(1,698,933)
Inventories	745,026	(2,242,053)
Prepaid expenses and other	(4,780,908)	5,260
Accounts payable and accrued expenses	21,632,479	1,543,552
Due to related party	—	2,834,627
Net cash provided by operating activities	11,938,210	15,856,965
Cash flows from investing activities:
Purchase of property and equipment	(17,801)	(7,070)
Proceeds from sale of securities	15,225,000	14,525,000
Purchases of investments	(7,500,000)	(15,750,000)
Due to related party, net	—	11,869
Net cash (used in) investing activities	7,707,199	(1,220,201)
Cash flows from financing activities:
Repayments of long-term debt	(4,725,000)	(14,000,000)
Net cash (used in) provided by financing activities	(4,725,000)	(14,000,000)
Net increase (decrease) in cash and cash equivalents	14,920,409	636,764
Cash and cash equivalents:
Beginning	2,373,011	1,736,247
Ending	$17,293,420	$2,373,011
Cash paid during the year for:
Income taxes	$2,845,000	$6,046,598
Interest	$39,818	$1,156,376

See accompanying notes to the consolidated financial statements

GFA HOLDINGS, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
Period from January 1, 2007 to May 20, 2007 and the Year ended December 31, 2006

	Common Stock						Additional		Total
	Class A-1		Class A-2		Class L		Paid-In	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2005	533,163	$533	25,123	$25	59,240	$59	$63,628,038	$10,956,575	$74,585,230
Net income	-	-	-	-	-	-	-	13,430,287	13,430,287
Balance, December 31, 2006	533,163	533	25,123	25	59,240	59	63,628,038	24,386,862	88,015,517
Net (loss)								(5,604,128)	(5,604,128)
Balance, May 20, 2007	533,163	$533	25,123	$25	59,240	$59	$63,628,038	$18,782,734	$82,411,389

See accompanying notes to the consolidated financial statements

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes To Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Basis of Presentation: The consolidated financial statements include GFA Holdings, Inc. (“Holdings”) and its wholly owned subsidiary, GFA Brands, Inc. (a Delaware Corporation), collectively referred to as “the Company”. All intercompany balances and transactions have been eliminated.

On February 5, 2004, Holdings was organized and on March 31, 2004 acquired certain assets of New Industries Corporation, formerly known as GFA Brands, Inc. (an Ohio Corporation), referred to as “GFA Ohio”. On the same date, Holdings issued 100,000 shares of common stock to Fitness Foods, Inc. (“FFI”) in exchange for certain of FFI’s assets as part of a contribution agreement between FFI and the Company (see Note 3).

On May 21, 2007, Holdings was sold to Boulder Specialty Brands, Inc., who changed its name after the acquisition to Smart Balance, Inc.  These statements cover the operating results for the period from January 1, 2007 to May 20, 2007 and the balance sheet at May 20, 2007 and for the year ended December 31, 2006.

Business: The Company distributes a line of heart healthy and low fat food products under specific brand names, primarily through territorial food brokers, supermarket chains, military commissionaires, and other distributors throughout the United States.

Cash and Cash Equivalents: For the purposes of reporting cash flows, the Company considers all overnight investments and money market funds to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times may exceed Federally insured limits.

Investments: The Company invests excess cash in various marketable equity securities which consisted primarily of auction rate securities. The investments are managed by the Company with the objective of minimizing the risk of loss of principal while maximizing returns. At times, these objectives may cause sales of investments before their maturity; therefore, they are classified as investments available for sale. These investments are carried at fair value, which amounted to zero at May 20, 2007 and $7,725,000 at December 31, 2006. Realized and unrealized gains and losses during the period were not material. The cost of investments sold is based on the specific identification method.

Accounts Receivable: Accounts receivable are carried at original invoice amount less allowances for cash discounts and doubtful receivables based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. The Company does not charge interest on past due receivables.

Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market and consist of finished goods.

Property and Equipment: Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement.

Goodwill: Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that impairment may have occurred. The impairment analysis for goodwill includes a comparison of the Company’s carrying value (including goodwill) to the Company’s estimated fair value. If the fair value of the Company does not exceed its carrying value, then an additional analysis is performed to allocate the fair value to all assets and liabilities of the Company as if the Company had been acquired in a business combination and the fair value was its purchase price. If the excess of the fair value of the Company over the fair value of its identifiable assets and liabilities is less than the carrying value of recorded goodwill, an impairment charge is recorded for the difference.

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

In assessing the fair value of the Company, management must make assumptions about estimated future operating results and resulting cash flows and consider other factors, including comparable company information. Assumptions about future sales and cash flows require significant judgment involving economic conditions, the fluctuation of actual revenues and the timing of expenses. Management develops future sales estimates based on available customer information, planned timing of new products, planned timing and cost of promotional events and historical trends. Estimates of future cash flows assume that expenses will grow at rates consistent with historical rates. If the expected cash flows are not realized, impairment losses, may be recorded in the future.

Management tests for impairment annually at December 31 of each year and has determined that no impairment was required to be recognized during the year ended December 31, 2006.

Other Intangibles: Other intangibles are comprised of indefinite life intangible assets which are not amortized but are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In assessing the recoverability of indefinite life intangible assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

Assumptions about future revenue and cash flows require significant judgment because of the fluctuation of actual revenue and the timing of expenses. The Company’s management develops future revenue estimates based on projected growth and other factors. Estimates of future cash flows assume that expenses will grow at rates consistent with historical rates. If the expected cash flows are not realized, impairment losses may be recorded in the future.

An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. In each reporting period, the Company also evaluates the remaining useful life of an intangible asset that is not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

The Company has determined that its “Smart Balance” and “Smart Beat” trademarks have an indefinite life and these assets are not being amortized.

Impairment of Long-Lived Assets: The Company evaluates long-lived assets, which includes leasehold improvements and equipment and other intangibles, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write down-would be recorded to reduce the related asset to its estimated fair value. No impairment was required to be recognized during the year ended December 31, 2006.  No impairment was noted in the period from January 1, 2007 to May 20, 2007.

Deferred Financing Costs: The Company capitalized financing costs and fees incurred related to the procurement of its long-term debt. The Company is amortizing such costs as additional interest expense over the lives of the respective loans using the effective interest method.  In February 2007, Holdings repaid all of its debt outstanding and accordingly wrote off its unamortized deferred financing costs.

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Revenue Recognition: Revenue is recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon the receipt of product by the customer. The earnings process is complete once the customer order has been placed and approved and the product shipped and received by the customer. Product is sold to customers on credit terms established on an individual basis. The credit factors used include historical performance, current economic conditions and the nature and volume of the product. The Company offers its customers a variety of sales and incentive programs, including discounts, allowances, coupons, slotting fees, and co-op advertising. Incentives that result in an identifiable benefit to the Company, where the value can be reasonably estimated, are included as a component of selling expenses. Incentives that do not meet this criteria are included as a reduction of revenue. The Company sells their products to customers without the right of return and is not obligated to accept any returns.

Shipping and Handling: Shipping and handling charges are included as a component of selling expenses, and amounted to $4,302,563 for the period from January 1, 2007 to May 20, 2007 and $9,254,979 for the year ended December 31, 2006.

Advertising: Advertising costs are charged to operations (selling, general and administrative expenses) when incurred and amounted to $11,918,461 for the period January 1, 2007 to May 20, 2007 and $22,167,467 for the year ended December 31, 2006.

Research and Development: Research and development costs are charged to operations when incurred and amounted to $41,353 for the period from January 1, 2007 to May 20, 2007 and $98,453 for the year ended December 31, 2006.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recently Issued Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires the Company to recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 did not have an effect on the Company’s statements.

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

In March 2006, Statement No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140” (“FAS 156”), was released. FAS 156 amends Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”), to require that all separately recognized servicing assets and liabilities in accordance with FAS 140 be initially measured at fair value, if practicable. Furthermore, this standard permits, but does not require, fair value measurement for separately recognized servicing assets and liabilities in subsequent reporting periods. FAS 156 did not have an effect on the Company’s statements.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 did not have an effect on the Company’s statements.

Note 2—Major Customer

The Company has one  major customer that accounted for approximately 18% of sales for the period January 1, 2007 to May 20, 2007 and two major customers that accounted for 23% of sales for the year ended December 31, 2006. The aggregate account receivable from this customer amounted to approximately $1.7 million and 16% of the total accounts receivable at May 20, 2007 and $2,100,000 and 24% of the total accounts receivable at December 31, 2006.

Note 3—Acquisition

On March 31, 2004, the Company’s business, as described in Note 1, was acquired from New Industries Corporation for $85,535,962, of which $82,000,000 was paid in cash. On the same date, the Holdings issued 100,000 shares of common stock value at $10,000,000 to Fitness Foods, Inc. (“FFI”) in exchange for certain of FFI’s assets as part of a contribution agreement between FFI and the Holdings. These transactions have been accounted for as a business combination under SFAS No. 141, “Business Combinations” (“SFAS 141”) and the result of operation of GFA Ohio and FFI are included in the consolidated financial statement since the date of acquisition. Pursuant to SFAS 141, Holdings was the acquiring entity in the business combination (which Holdings accounted for as a purchase) because Holding’s’ stockholders other than the FFI stockholders control over 82% of Holding’s voting stock. The net purchase price, including expenses directly related to the transaction of approximately $11,604,000, was approximately $107,139,000. The consideration for this transaction was raised through the issuance of common shares, the acquisition of a revolving line of credit and two term loans, and certain affiliated debt.

In connection with the incorporation of the Holdings and the acquisition of GFA Brands, Inc. and certain of the assets of FFI, Holdings authorized 700,000 and issued 533,163 Class A-1 common shares valued at $533, and authorized 100,000 and issued 59,240 Class L common shares valued at $59 and the initial capitalization was $63,603,532.

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

The following is a summary of the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition:

	New Industries Corp	FFI
	or GFA Ohio	Contribution	Total

Working capital assets	$17,504,613	$4,495	$17,509,108
Property and equipment	132,646	6,480	139,125
Trademark inclusive of patent technology	7,010,975	9,989,025	17,000,000
Goodwill	75,213,104	—	75,213,104
Other assets	12,000	—	12,000
Working capital liabilities	(2,733,844)	—	(2,733,844)

	$97,139,494	$10,000,000	$107,139,494

Note 4—License

A substantial portion of the Company’s business depends upon its exclusive license of certain technology from Brandeis University. This license agreement, dated June 1996, imposes certain obligations upon the Company, such as diligently pursuing the development of commercial products under the licensed patents. The agreement expires at the end of each patent period or seventeen years after the agreement execution date for products which do not have patents and contains no minimum commitments. The amount of royalties due is based on a formula of the percentage of oil and/or fat utilized in the licensed products. Should Brandeis believe that GFA has failed to meet its obligations under the license agreement, Brandeis could seek to limit or terminate the Company’s license rights. Royalties to Brandeis for the period from January 1, 2007 to May 20, 2007 were approximately $328,115 and for the year ended December 31, 2006 were approximately $715,000.

Note 5—Property and Equipment

Property and equipment as of May 20, 2007 and December 31, 2006 consists of the following:

	May 20, 2007	December 31, 2006

Machinery and equipment	$147,342	$144,041
Furniture and fixtures	50,610	50,610
Leasehold improvements	44,611	30,111
	242,563	224,762
Less: Accumulated depreciation and amortization	69,813	58,988
	$172,750	$165,774

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Note 6—Intangible Assets

The following is a summary of intangible assets acquired and goodwill as of December 31, 2006:

	December 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value

Not subject to amortization:
Trademarks, inclusive of patented technology	$17,000,000	$—	$17,000,000
Goodwill	75,213,104	—	75,213,104
	$92,213,104	$—	$92,213,104
Deferred financing costs – subject to amortization	$2,899,079	$1,945,123	$953,956

The following is a summary of intangible assets acquired and goodwill as of May 20, 2007:

	May 20, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value

Not subject to amortization:
Trademarks, inclusive of patented technology	$17,000,000	$—	$17,000,000
Goodwill	75,213,104	—	75,213,104
	$92,213,104	$—	$92,213,104
Deferred financing costs – subject to amortization	$2,899,079	$2,899,079	$—

Note 7—Long-Term Debt

In March 2004, the Company’s wholly owned subsidiary, GFA Brands, Inc., entered into an agreement with a bank that provided for a revolving credit facility, through September 2009, of up to $5,000,000 with interest at LIBOR plus or the Federal funds effective rate plus, as determined by the Company. The LIBOR margin ranged from 3.5% to 4.5% and the Federal funds effective margin ranged from 2% to 2.5% based on the ratio of the Company’s total funded debt to adjusted EBITDA ratio. The revolving credit facility was subject to an unused commitment fee of 0.5% per annum based on the average aggregate amount of available borrowings.

The agreement also provided for term loan A and term loan B notes in an aggregate amount of $32,500,000 and $7,500,000, respectively. The term loan A notes were payable through September 30, 2009, with quarterly payments commencing June 30, 2004. The term loan B notes were payable through March 31, 2010, with quarterly payments commencing June 30, 2007. Interest rates on both term loans were consistent with those applicable to the revolving line of credit.

In May 2005, GFA Brands, Inc. entered into an amended credit agreement that, among other things, cancelled their $5,000,000 revolving credit facility, for which there were no outstanding borrowings.

Additionally, the Company’s term loan A notes and term loan B notes aggregating $27,625,000 at the time of the amendment were modified, and new term loan A notes P were issued.

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

The new term loan A notes provide for an aggregate principal amount of $27,625,000 through March 31, 2011 with quarterly payments commencing June 30, 2005. Interest rates are at LIBOR plus 2% or the Federal funds effective rate plus 0.5%, as determined by the Company.

In February, 2007, the Company paid down the balance remaining under this loan agreement in the amount of $4,725,000.

The Company may prepay the loans upon notice to the lender. Each prepayment will be applied to the relevant loans to reduce the remaining installments on a pro rata basis. Term loan prepayments are not available for reborrowing.

At December 31, 2006, the term loan outstanding amounted to $4,725,000, payable with a 30-day rate at 5.35% plus 2%.  This loan was included in current maturities.

The above debt was collateralized by all the assets of GFA Brands, Inc. and is guaranteed by Holdings. The agreement contains certain restrictive covenants, including maintenance of certain financial ratios. The term loan A notes were repaid in full during February 2007.

Note 8—Stockholders’ Equity

In connection with the incorporation of Holdings and the acquisition of GFA Ohio (Note 1), Holdings authorized 700,000 and issued 533,163 (including 443,163 shares for cash to unrelated parties as part of the initial capitalization) Class A-1 common shares, and authorized 100,000 and issued 59,240 (including 49,240 shares for cash to unrelated parties as part of the initial capitalization) Class L common shares. These shares were issued at an average of $107 above par, net of $25,000 of offering costs, resulting in an initial capital contribution of $63,603,532. Fitness Foods, Inc., a related party (Note 9), owns 90,000 of the Class A-1 shares and 10,000 of the Class L shares, for which they contributed $10,000,000 of tangible and intangible assets to the Company, with an estimated fair value of $10,000,000.

Holdings also authorized the issuance of 200,000 of Class A-2 common shares. The 25,123 Class A-2 common shares were issued to various employees of the Company at approximately $1 above par, resulting in a capital contribution of $25,123.

The Class A-1 common shares are referred to as the “Voting Class A Common Shares”. The holders of the voting A-1 common shares have and possess all powers and voting rights pertaining to the shares of the Company. The Class L common shares are entitled to receive all distributions until there has been paid an amount equal to the Class L Base Amount plus an amount sufficient to generate an internal rate of return equal to 10% per annum, compounded quarterly. After fulfilling the requirement of the Class L shares, any additional distributions will be made to the Class A shares. The Class A-2 common shares are non-voting shares and contain limited rights.

In connection with the acquisition of Fitness Foods, Inc. assets (Note 1), Fitness Foods, Inc. was also granted a “put option” which entitles them, upon the occurrence of a change-of-control event, to require the Company to purchase all of their Class A-1 common shares for $10 per share and their Class L common shares for $910 per share. In connection with the proposed merger agreement (Note 12), Fitness Foods, Inc. has agreed to waive this option.

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Note 9—Commitments and Contingencies

Lease Commitments: The Company leases office space in New Jersey and Missouri under separate lease agreements that expire on March 31, 2007 and June 30, 2008, respectively. The New Jersey lease is with a related party (Note 9) and contains an option to renew for one lease term of three years. Subsequent to December 31, 2006 the New Jersey lease has been extended on a month to month basis effective April 1, 2007.

Rent expense for the period from January 1, 2007 to May 20, 2007 was approximately $40,250 and for the year ended December 31, 2006 was approximately $91,300.

Litigation: The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position of the Company.

Commitment: As of December 31, 2006 and May 20, 2007, the Company was committed to purchasing approximately $4.7 million and $16.3 million, of peanuts, palm, soy and canola oil products during the next year, respectively.

Note 10—Related Party Transactions

In connection with the acquisition of certain assets as discussed in Note 4, the Company has a Transitional Services Agreement with New Industries Corporation, a company controlled by the shareholders of Fitness Foods, Inc. to provide the Company certain sales and marketing, management, administration and operational services.

The Company amended the Transitional Services Agreement in 2005 to extend the term to the earlier of six months after a sale transaction or June 30, 2007. Base fees in connection with this agreement are $141,667 per month. The agreement also contains a provision for an additional payment, an EBITDA bonus, in an amount equal to ten percent of the Company’s adjusted EBITDA for the fiscal year ending December 31, 2006. The EBITDA bonus is payable on the later of the termination of the agreement or thirty days after the receipt of audited financial statements for the fiscal year ending December 31, 2006.

In July 2006, the Transitional Services Agreement was amended to include a provision for an additional payment, an EBITDA bonus, in an amount equal to ten percent of the Company’s adjusted EBITDA for the fiscal year ending December 31, 2006. The EBITDA bonus is payable on the later of the termination of the agreement or thirty days after the receipt of audited financial statements for the fiscal year ending December 31, 2006 and is included with due to related party at December 31, 2006. The Company expensed approximately $2,835,000 relating to the EBITDA bonus for the year ended December 31, 2006 and this amount is included with management fees, a component of selling, general and administrative expenses.

The Company expensed approximately $4,535,000 during the year ended December 31, 2006 related to the base fees and EBITDA bonus.

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

The Transitional Services Agreement also contains a provision for an additional payment, a sale bonus, in connection with the sale transaction with Boulder Specialty Brands, Inc. (Note 13), in an amount equal to five percent (5%) of the consideration that is actually received by the holders of all outstanding shares of GFA Holdings, Inc.’s Class A-1 Common Stock and Class A-2 Common Stock. Ninety percent (90%) of the non-contingent portion of the sales bonus shall be payable in cash at the closing of the sale transaction. The remainder of the sale bonus shall be payable upon the later to occur of the agreement termination date or when the consideration is actually received by the holders of the Class A-1 Common Stock and Class A-2 Common Stock. No amounts were accrued under the sale bonus provision for the year ended December 31, 2006, as the sale transaction was not yet complete. In May 2007, $19,047,823 was accrued since the sale was expected to be completed on May 21, 2007.

The Company has also entered into an agreement with an employee for the payment of a sale bonus in the event of the successful completion of the sale of the Company. No amounts were accrued under this sale bonus for the year ended December 31, 2006, since the sale transaction was not yet complete. In May, 2007, $2,737,614 was accrued since the sale was expected to be completed on May 21, 2007.

The Company has a Management Agreement with Mason Sundown Management, LLC, an entity controlled by certain shareholders of the Company. The agreement provides for management and advisory services to the Company for an annual management fee of $500,000 commencing March 31, 2004. The Company expensed $500,000 during the year ended December 31, 2006.

The Company leases its New Jersey office space from Woodland Company, an entity controlled by the shareholders of Fitness Foods, Inc. The agreement provides for annual lease payments of $78,000 commencing April 1, 2004 through March 31, 2007. The Company expensed $78,000 for the year ended December 31, 2006.

Note 11—Employee Benefit Plan

The Company sponsors a profit sharing and 401(k) plan, which provides for matching contributions and profit sharing contributions for eligible participating employees. The Company’s contribution to the profit sharing and 401(k) plan amounted to approximately $128,000 for the year ended December 31, 2006. The amount for the period January 1, 2007 to May 20, 2007 was not material.

Note 12—Income Taxes

The components of income tax expense for the period from January 1, 2007 to May 20, 2007 and for the year ended December 31, 2006, are as follows:

	January 1 to May 20, 2007	December 31, 2006
Current:
Federal	$(4,633,866)	$6,345,209
State	(862,306)	2,029,842
	(5,496,172)	8,375,051
Deferred:
Federal	1,442,564	(1,013,949)
State	268,444	1,760,536
	1,711,008	746,587
	$(3,785,164)	$9,121,638

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

The following is a reconciliation between the amount of reported income tax expense and the tax at the federal statutory rate for the period from January 1, 2007 to May 20, 2007 and for the year ended December 2006:

	January 1 to May 20, 2007	December 31, 2006

Tax at federal rate	$(3,192,359)	$7,667,654
State and local taxes, net of federal benefit	(593,863)	1,422,176
Nondeductible expenses	1,058	—
Other	—	31,808
	$(3,785,164)	$9,121,638

Net deferred tax liabilities consist of the following components as of May 20, 2007 and December 31, 2006:

	May 20, 2007	December 31, 2006
Deferred tax assets (liabilities):
Accounts receivable allowances	$71,630	$71,788
Inventory capitalization	155,369	142,248
Contributions	8,359	—
Property and equipment	17,183	16,271
Intangibles	(7,357,292)	(6,817,576)
Deferred loan fees	(391,961)	(391,961)
EBITDA bonus	—	1,193,525
	$(7,496,712)	$(5,785,705)

The components that give rise to the net deferred tax liabilities described above have been included in the accompanying balance sheet as of May 20, 2007 and December 31, 2006 are as follows:

	May 20, 2007	December 31, 2006

Current assets	$235,358	$1,015,599
Noncurrent liabilities	(7,732,070)	(6,801,304)
	$(7,496,712)	$(5,785,705)

GFA HOLDINGS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Note 13—Subsequent Event

On May 21, 2007, as part of the merger agreement, Smart Balance, Inc., formerly known as Boulder Specialty Brands, Inc., acquired 100% of the stock of GFA Holdings, Inc., the parent company of GFA Brands, Inc.  Concurrent with this acquisition, Boulder Specialty Brands, Inc. changed its name to Smart Balance, Inc. The cost of the acquisition was approximately $491 million.  Under the GFA merger agreement, stockholders of GFA Holdings were paid approximately $491 million in cash which included the assumption of post-closing bonus payments, net of tax benefits.

Note 14—Selling, General and Administrative Expenses

The major components of the selling, general and administrative expenses for the period from January 1, 2007 to May 20, 2007 and for the year ended December 31, 2006 include the following:

	January 1, 2007 to May 20, 2007	December 31, 2006

Advertising	$11,918,461	$22,167,467
Trade deal costs	4,839,957	11,095,757
Other marketing costs	2,988,916	8,039,559
Freight and handling charges	4,302,563	9,254,979
Management fees	19,964,490	5,050,867
Broker commissions	1,636,365	3,320,444
Other	3,023,107	5,723,806
	$48,673,859	$64,652,479

EXHIBIT 21.1
Subsidiaries of Registrant

GFA Brands, Inc.	Delaware

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ehrhardt Keefe Steiner & Hottman PC

___________________, 2009
Denver, Colorado

EXHIBIT 23.3

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the registration statements (No. 333-143483 and No. 333-147735) on Form S-3 and in the registration statements (No. 333-147734, No. 333-156341 and No. 333-156338) on Form S-8 of Smart Balance, Inc and subsidiaries (the Company) of our report dated , 2009, with respect to the consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2006 which report appears in the December 31, 2008 annual report on Form 10-K/A of Smart Balance, Inc.

_______________, 2009
McGladrey & Pullen, LLP

EXHIBIT 31.1

CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER

I, Stephen B. Hughes, certify that:

1.           I have reviewed this Annual Report on Form 10-K of Smart Balance, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.           The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)           all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)           any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ____________, 2009	By:__________________________________________
Stephen B. Hughes
Chairman of the Board and Chief Executive Officer
(Principal executive officer)

EXHIBIT 31.2
CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER

I, Alan S. Gever, hereby certify that:

1.           I have reviewed this Annual Report on Form 10-K of Smart Balance, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.           The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)           all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)           any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: __________________, 2009	By:___________________________________________
Alan S. Gever
Executive Vice President and Chief Financial Officer
(Principal financial officer)

EXHIBIT 32.1
CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350,
Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Smart Balance, Inc., a Delaware corporation (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: _____________, 2009	By:____________________________________
Stephen B. Hughes
Chairman of the Board and Chief Executive Officer
(Principal executive officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2
CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350,
Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Smart Balance, Inc., a Delaware corporation (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: _______________, 2009	By:______________________________________
Alan S. Gever
Executive Vice President and Chief Financial Officer
(Principal financial officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.